Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

between

ARIAD PHARMACEUTICALS, INC.,

TAKEDA PHARMACEUTICAL COMPANY LIMITED,

and

KIKU MERGER CO., INC.

JANUARY 8, 2017

i

ii

Exhibit A – Conditions to the Offer

Exhibit B – Form of Tender Agreement

iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of January 8, 2017, is entered into between ARIAD Pharmaceuticals, Inc., a Delaware corporation (the “Company”), Takeda Pharmaceutical Company Limited, a corporation organized under the laws of Japan (“Parent”), and Kiku Merger Co., Inc., a Delaware corporation and an indirect wholly-owned subsidiary of Parent (“Merger Sub”).

WHEREAS, the respective boards of directors of each of the Company, Parent and Merger Sub have approved and declared advisable this Agreement and the Transactions, including the Offer and the Merger, on the terms and conditions set forth in this Agreement, and Parent, in its capacity as sole stockholder of Merger Sub, will approve and adopt this Agreement by written consent immediately following its execution;

WHEREAS, pursuant to this Agreement, Merger Sub has agreed to commence, and Parent has agreed to cause Merger Sub to commence, a tender offer (as it may be amended from time to time as permitted under this Agreement, the “Offer”) to purchase any and all of the shares of common stock, par value $0.001 per share, of the Company (the “Company Common Stock”) issued and outstanding (each, a “Share”), at a price per Share of $24.00 (such amount, or any other amount per Share paid pursuant to the Offer or the Merger in accordance with this Agreement, the “Per Share Amount”), to the seller in cash, net of applicable withholding taxes and without interest, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, following consummation of the Offer, subject to the terms and conditions of this Agreement and in accordance with Section 251(h) of the DGCL, Merger Sub will be merged with and into the Company (the “Merger” and, together with the Offer and the other transactions contemplated by this Agreement, the “Transactions”), with the Company surviving the Merger as an indirect wholly-owned Subsidiary of Parent in accordance with the Delaware General Corporation Law (the “DGCL”), and each Share that is not (a) validly tendered and irrevocably accepted for purchase pursuant to the Offer, (b) a Dissenting Share or (c) to be cancelled pursuant to Section 2.05(b) and Section 2.05(c) will thereupon be converted into the right to receive cash in an amount equal to the Per Share Amount, on the terms and subject to the conditions set forth herein;

WHEREAS, Parent, Merger Sub and the Company acknowledge and agree that the Merger shall be governed by and effected pursuant to Section 251(h) of the DGCL and shall be consummated as soon as practicable following the consummation of the Offer upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, certain stockholders of the Company are entering into tender agreements in the form attached as Exhibit B hereto (the “Tender Agreements”) pursuant to which each of those stockholders, among other things, will agree, on the terms and subject to the conditions contained in such agreements, to accept the Offer and tender such stockholder’s Shares pursuant to the Offer; and

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously (a) determined and declared that this Agreement and the Transactions are advisable, fair to and in the best interests of the Company and the Company’s stockholders, (b) approved the terms and conditions of this Agreement and the Transactions on the terms and subject to the conditions set forth herein and the execution, delivery and performance of the Company’s obligations under this Agreement and (c) resolved to recommend that the stockholders of the Company (other than Parent and its Subsidiaries) accept the Offer and tender their shares to Merger Sub pursuant to the Offer.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below, the parties hereto agree as follows:

ARTICLE 1
DEFINITIONS

Section 1.01          Definitions.

(a)           As used herein, the following terms have the following meanings:

“Acceptable Confidentiality Agreement” means a confidentiality agreement (i) containing terms that are, in the aggregate, no less restrictive of, or in the aggregate more favorable to, the Third Party that is party to such agreement and its Affiliates and Representatives than the terms set forth in the Confidentiality Agreement are to Parent and its Affiliates and Representatives; it being acknowledged and agreed that all confidentiality agreements entered into by the Company that contain a standstill of at least one (1) year (with a customary fall away provision) shall be deemed comparable to the standstill provisions in the confidentiality agreement for this purpose, and (ii) that does not prohibit the Company from providing any information to Parent in accordance with Section 6.02 or otherwise prohibit the Company from complying with its obligations under Section 6.02.

“Acquired Companies” means the Company and the Company Subsidiaries, collectively.

“Acquired Company IP” means all Intellectual Property in which any of the Acquired Companies has (or purports to have) an ownership interest or right to use or otherwise exploit, including all Company Owned IP and Company Licensed IP.

“Acquisition Proposal” means any offer or proposal, including any amendment or modification to any existing offer or proposal (other than, in each case, an offer or proposal made or submitted by or on behalf of Parent), relating to an Acquisition Transaction.

“Acquisition Transaction” means, other than the Transactions, any transaction (including any single- or multi-step transaction) or series of related transactions with a Person or “group” (as defined in the Exchange Act) relating to (x) the issuance to such Person or “group” or acquisition by such Person or “group” of at least twenty percent (20%) of the equity interests in the Company or (y) the acquisition by such Person or “group” of at least twenty percent (20%) of the consolidated assets of the Company (including indirectly through ownership of equity in

Company Subsidiaries) and the Company Subsidiaries, taken as a whole, pursuant to a merger (including a reverse merger in which the Company is the surviving corporation), reorganization, recapitalization, consolidation or other business combination, sale of shares of capital stock, sale of assets, tender offer, exchange offer or other similar transaction.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly, including through one or more intermediaries, controls, is controlled by or is under common control with such Person.  As used in this definition, the term “controls” (including the terms “controlled by” and “under common control with”) means possession, directly or indirectly, including through one or more intermediaries, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by Contract or otherwise.

“Anticorruption Laws” means the US Foreign Corrupt Practices Act of 1977, as amended, the UK Bribery Act 2010 or any other anticorruption or anti-bribery Applicable Law applicable to the Company or any of the Company Subsidiaries.

“Antitrust Laws” means the HSR Act, the Federal Trade Commission Act, as amended, the Sherman Act, as amended, the Clayton Act, as amended and any applicable foreign antitrust laws and all other Applicable Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Applicable Law” means any international, national, federal, state or local law, constitution, treaty, convention, statute, ordinance, code, rule, regulation or common law or other similar requirement enacted, adopted, promulgated or applied by any Governmental Authority, each as amended and now and hereafter in effect.

“Audited Balance Sheet” means the audited consolidated balance sheet of the Company as of December 31, 2015.

“Audited Balance Sheet Date” means the date of the Audited Balance Sheet.

“Audited Financial Statements” means the audited consolidated financial statements consisting of the consolidated balance sheets and related consolidated statements of income, cash flows and stockholders’ equity of the Company as of and for the fiscal years ended December 31, 2015 and December 31, 2014 (including, in each case, any related notes thereto and the related reports of the independent public accountants).

“Board of Directors” means, with respect to any entity, the board of directors of such entity.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York or Tokyo, Japan are authorized or required by Applicable Law to be closed.

“Closing Date” means the date of the Closing.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Bond Hedge Transaction” means the bond hedge transaction evidenced by the letter agreement re: Base Call Option Transaction, dated as of June 12, 2014, between the Company and JPMorgan Chase Bank, National Association, London Branch.

“Company Equity Awards” means the Company Stock Options, the Company Restricted Stock Units, the Company Restricted Stock, and the Company Performance Stock Units.

“Company Indenture” means the Indenture with respect to the Company’s 3.625% Convertible Senior Notes due 2019 (the “Convertible Notes”), dated as of June 17, 2014, by and between the Company and Wells Fargo Bank, National Association (as amended, restated, supplemented or otherwise modified from time to time prior to the date hereof).

“Company Licensed IP” means any Intellectual Property licensed to any of the Acquired Companies pursuant to a Material Contract.

“Company’s Knowledge” means, as to a particular matter, the knowledge of any one or more of the individuals listed on Section 1.01(a) of the Company Disclosure Schedules.

“Company Material Adverse Effect” means any state of facts, circumstance, condition, event, change, development, occurrence, result or effect (each, an “Effect”) that, individually or in the aggregate with any one or more other Effects, (i) has had or would reasonably be expected to have a material adverse effect on the business, financial condition, assets or results of operations of the Acquired Companies, taken as a whole; or (ii) would reasonably be expected to prevent or delay beyond the End Date the performance by the Company of its obligations hereunder; provided, however, that no Effect to the extent resulting or arising from the following, shall constitute or shall be considered in determining whether there has occurred a Company Material Adverse Effect: (A) changes in general economic, regulatory, political, business, financial or market conditions in the United States or elsewhere in the world; (B) changes in the credit, debt, financial or capital markets or in interest or exchange rates, in each case, in the United States or elsewhere in the world; (C) changes in conditions generally affecting the industry in which the Company and the Company Subsidiaries operate; (D) any outbreak of any military conflict, declared or undeclared war, armed hostilities, or acts of foreign or domestic terrorism (including cyber-terrorism); (E) any hurricane, flood, tornado, earthquake or other natural disaster or act of God; (F) any failure by the Company or any of the Company Subsidiaries to meet any internal or external projections or forecasts or any decline in the price of Company Common Stock or other Company Securities (but excluding, in each case, the underlying causes of such failure or decline, as applicable, unless such underlying causes would otherwise be excepted from this definition), (G) the public announcement or pendency of the Transactions, including, in any such case, the impact thereof on relationships, contractual or otherwise, with customers, suppliers, vendors, lenders, investors, licensors, licensees, venture partners or employees (other than, in each case, for purposes of any representation or warranty set forth in Section 4.03 or Section 4.05), (H) changes in Applicable Laws or the interpretation thereof, (I) changes in GAAP or any other applicable accounting standards or the interpretation thereof, (J) any change, event, occurrence or development relating to the products or product candidates of any Person (other than the Company and the Company Subsidiaries), (K) any action required to be taken by the Company pursuant to the terms of this Agreement or at the direction of Parent or Merger Sub or the failure of the Company to take any action that requires consent of Parent pursuant to Section 6.02 to the extent Parent fails to give its consent thereto after a written request therefor pursuant to Section 6.02, (L) any breach of this Agreement by Parent or Merger Sub, (M) the settlement of any Proceeding outstanding as of the date of this Agreement or (N) any of the matters set forth on Section 1.01(b) of the Company Disclosure Schedules; provided, further, that any Effect arising out of or resulting from any change or event referred to in clause (A), (B), (C), (D), (E), (H) or (I) above may constitute, and be taken into account in determining the occurrence of, a Company Material Adverse Effect if and only to the extent that such change or event has a disproportionate adverse impact on the Acquired Companies as compared to any other participants that operate in the industries in which the Company and the Company Subsidiaires operate.

“Company Owned IP” means any Intellectual Property owned or purported by any of the Acquired Companies to be owned by any of the Acquired Companies.

“Company Performance Stock Unit” means a restricted stock unit granted pursuant to the Company Stock Plans that is subject, in whole or in part, to any performance-based vesting or other performance conditions that have not been satisfied.

“Company Regulatory Permits” means Permits required by the FDA under the FDCA and all Permits of any other applicable Governmental Authority that has regulatory authority over the nonclinical and clinical testing, development, design, quality, identity, safety, efficacy, manufacturing, storing, packaging labeling, marketing, distribution, commercialization, sale, pricing, import or export of the Products, in each case as necessary for the lawful operation of the businesses of the Company or any Company Subsidiary as currently conducted in each jurisdiction in which such entity operates.

“Company Restricted Stock” means any award of restricted Shares granted pursuant to the Company Stock Plans.

“Company Restricted Stock Unit” means a restricted stock unit granted pursuant to the Company Stock Plans, other than a Company Performance Stock Unit.

“Company Stock Option” means an option to acquire shares of Company Common Stock.

“Company Subsidiary” means each Subsidiary of the Company.

“Company Warrants” means the warrants exercisable for shares of Company Common Stock evidenced by the letter agreement re: Base Warrants, dated as of June 12, 2014, between the Company and JPMorgan Chase Bank, National Association, London Branch.

“Confidentiality Agreement” means the non-disclosure agreement, dated as of December 18, 2016, between Parent and the Company.

“consummate” (and with its correlative meanings “consummation” and “consummating”), as such term is used with respect to the Offer, has the meaning ascribed to it in Section 251(h) of the DGCL.

“Continuing Employees” means Company Employees immediately before the Effective Time who are employed by the Surviving Corporation or any Subsidiary of the Surviving Corporation immediately following the Effective Time.

“Contract” means any written, oral or other agreement, contract, subcontract, lease, understanding, instrument, bond, debenture, note, option, warrant, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature.

“Convertible Notes” has the meaning set forth in the definition of “Company Indenture.”

“Copyrights” means all copyrights, whether in published or unpublished works, rights in databases, mask work rights, rights in Software, and applications for registration for any of the foregoing and renewals or extensions thereof.

“Data Room” means the electronic data site established for Project Arboretum by IntraLinks, Inc. on behalf of the Company and to which Parent and its Representatives have been given access in connection with the Transactions.

“DOJ” means the U.S. Department of Justice.

“Effect” has the meaning set forth in the definition of “Company Material Adverse Effect.”

“Environmental Law” means any Applicable Law relating to (i) pollution, (ii) the protection of the environment or natural resources or (iii) Releases of or exposure to Hazardous Substances.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” of any entity means any other entity that, together with such entity, would be treated as a single employer within the meaning of Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder.

“FDA” means the U.S. Food and Drug Administration.

“FDCA” means the Federal Food, Drug, and Cosmetic Act (21 U.S.C. § 301 et seq.) as amended, and the rules promulgated thereunder.

“Financial Statements” means the Audited Financial Statements and the Unaudited Financial Statements.

“FTC” means the U.S. Federal Trade Commission.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authority” means any U.S. or non-U.S. federal, state, provincial, local or other government, department, authority, court, tribunal, commission, instrumentality, regulatory body or self-regulatory body (including any securities exchange), or any political or other subdivision, department, agency or branch of any of the foregoing.

“Hazardous Substance” means any pollutant, contaminant, chemical, petroleum or any fraction thereof, asbestos or asbestos-containing material, polychlorinated biphenyls, or industrial, solid, toxic, radioactive, infectious, disease-causing or hazardous substance, material, waste or agent, including all substances, materials, wastes or agents which are identified or regulated by, the subject of liability or requirements for investigation or remediation under, or otherwise subject to, any Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any rules and regulations promulgated thereunder.

“Indebtedness” of any Person at any date means, without duplication, all obligations of such Person under the applicable governing documentation to pay principal, interest, penalties, fees, guarantees, reimbursements, damages, “make-whole” amounts, costs of unwinding and other liabilities with respect to (i) indebtedness for borrowed money, whether current or funded, fixed or contingent, secured or unsecured, (ii) indebtedness evidenced by bonds, debentures, notes, mortgages or similar instruments or debt securities, (iii) leases that are required to be capitalized in accordance with GAAP under which such Person is the lessee, (iv) the deferred purchase price of goods or services (other than trade payables or accruals in the ordinary course of business consistent with past practice), (v) obligations under interest rate, currency swap, hedging, cap, collar or futures Contracts or other derivative instruments or agreements, (vi) obligations in respect of letters of credit and bankers’ acceptances (other than letters of credit used as security for leases), and (vii) direct or indirect guarantees or other forms of credit support of obligations described in clauses (i) through (vi) above of any Person.

“Intellectual Property” means Copyrights, Patents, Software, Trademarks and Trade Secrets, and all tangible embodiments of the foregoing.

“Intervening Event” means an event, occurrence or fact occurring or arising after the date hereof that was not known to the Company Board as of the date of this Agreement, other than any event, occurrence or fact that relates to (i) an Acquisition Proposal or (ii) Parent, Merger Sub or any of their Affiliates.

“IRS” means the Internal Revenue Service.

“Liabilities” means any and all Indebtedness, liabilities, commitments or obligations, whether accrued or fixed, known or unknown, absolute or contingent, matured or unmatured, liquidated or unliquidated, determined or determinable, on- or off-balance sheet, and whether arising in the past, present or future, and including those arising under any Contract, Proceeding or Order.

“Lien” means, with respect to any property or asset, any charge, claim, adverse interest, community property interest, pledge, hypothecation, condition, lien (statutory or other), option, security interest, mortgage, deed of trust, encumbrance, easement, encroachment, lease, sublease, license, sublicense, right of way, right of first refusal, or restriction of any kind, including any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership, or any interest or restriction similar in substance to any of the foregoing.

“Made Available” means that, prior to the execution of this Agreement, such information, document or material was (i) publicly available on the SEC EDGAR database or (ii) made available for review by Parent or Parent’s Representatives in the Data Room.

“Nasdaq” means the Nasdaq Global Select Market.

“Option Consideration” means, with respect to any Company Stock Option, an amount equal to the product of (x) the number of Shares issuable under such Company Stock Option multiplied by (y) the excess of (i) the Per Share Amount over (ii) the exercise price payable in respect of each Share issuable under such Company Stock Option.

“Order” means, with respect to any Person, any order, injunction, judgment, decision, determination, award, writ, ruling, stipulation, assessment or decree or other similar requirement of, or entered, enacted, adopted, promulgated or applied by, with or under the supervision of, a Governmental Authority or arbitrator.

“Organizational Documents” means, with respect to any Person that is not a natural person, the articles of incorporation, certificate of incorporation, charter, bylaws, articles of formation, certificate of formation, operating agreement, partnership agreement, certificate of limited partnership and all other similar documents, instruments or certificates executed, adopted or filed in connection with the creation, formation or organization of such Person, including any amendments thereto or restatements thereof.

“Parent Material Adverse Effect” means any Effect that, individually or in the aggregate with one or more other Effects, does or would reasonably be expected to prevent, materially delay or materially impair Merger Sub or Parent from consummating the Transactions, on a timely basis.

“Patents” means all patents, industrial and utility models, industrial designs, and any other indicia of invention ownership issued or granted by any Governmental Authority, including all provisional applications, priority and other applications, divisionals, continuations (in whole or in part), extensions, reissues, re-examinations or equivalents or counterparts of any of the foregoing.

“Permits” means all permits, licenses, consents, franchises, approvals, privileges, immunities, authorizations, exemptions, registrations, certificates, variances and similar rights obtained from a Governmental Authority.

“Permitted Liens” means (i) Liens for Taxes that (A) are not yet due and payable or (B) are being contested in good faith by appropriate proceedings, in each case only if adequate reserves with respect thereto have specifically been established in the Audited Balance Sheet, to the extent required by GAAP, (ii) Liens of carriers, warehousemen, mechanics, materialmen, repairmen and other similar common law or statutory Liens arising or incurred in the ordinary course of business consistent with past practice (A) that relate to obligations that are not delinquent or that the Company or any of the Company Subsidiaries is contesting in good faith by appropriate proceedings and for which adequate reserves have specifically been established in the Audited Balance Sheet, to the extent required by GAAP and (B) that are not, individually or in the aggregate, material to the business of the Company and the Company Subsidiaries, taken as a whole, (iii) Liens arising under original purchase price conditional sales Contracts and equipment leases with third parties entered into in the ordinary course of business consistent with past practice that are not, individually or in the aggregate, material to the business of the Company and the Company Subsidiaries, taken as a whole, (iv) zoning, entitlement, building and land use ordinances, codes and regulations imposed by any Governmental Authority that are not materially violated by any current use, occupancy or activity conducted by the Company or any of the Company Subsidiaries, (v) in the case of the Leased Property, any Lien to which the fee simple interest (or any superior leasehold interest) is subject, (vi) Liens in favor of the lessors under the Lease Agreements, (vii) easements, rights-of-way, encroachments, restrictions, conditions or imperfections of title or other similar Liens that have arisen in the ordinary course of business which, individually or in the aggregate, do not and would not materially impair the use (or contemplated use), utility or value of the applicable real property or otherwise materially impair the present or contemplated business operations at such location, and (viii) non-exclusive licenses of Intellectual Property in the ordinary course of business.

“Person” means any individual, general or limited partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated organization, joint venture, firm, association or other entity or organization (whether or not a legal entity), including any Governmental Authority (or any department, agency or political subdivision thereof).

“Proceeding” means any suit (whether civil, criminal, administrative, or judicial), claim, action, litigation, arbitration, proceeding (including any civil, criminal, administrative or appellate proceeding), hearing, audit, criminal prosecution, investigation (but only to the extent that the Company has been notified in writing by the investigating Governmental Authority of such investigation) or SEC “Wells” process, in each case commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Authority or any arbitrator or arbitration panel.

“Products” means each product (i) that is the subject of pre-clinical development activities by or on behalf of any of the Acquired Companies, (ii) with respect to which an Investigational New Drug application has been filed by or on behalf of any of the Acquired Companies, (iii) that is the subject of any clinical development activities by or on behalf of any of the Acquired Companies or (iv) with respect to which any of the Acquired Companies have obtained any Company Regulatory Permit or have marketed, distributed or sold.  For the avoidance of doubt, the term “Products” specifically includes the products referred to by the

Acquired Companies as of the date of this Agreement by the trademark or other designation ICLUSIG (ponatinib), brigatinib and AP32788.

“Release” means any actual or threatened release, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, abandonment, disposing or allowing to escape or migrate into or through the environment (including ambient air (indoor or outdoor), surface water, groundwater, land surface or subsurface strata).

“Representatives” means, with respect to any Person, the directors, officers, employees, financial advisors, attorneys, accountants (other than independent public accountants), consultants, agents and other authorized representatives and advisors of such Person.

“Sanctioned Country” means any country or region subject to economic sanctions or trade restrictions of the United States, Japan, the United Kingdom, the European Union or the United Nations that broadly prohibit or restrict dealings with such country or region (currently Cuba, Iran, North Korea, Sudan, the Crimea and Syria).

“Sanctioned Person” means any Person subject to economic sanctions, trade restrictions, or similar restrictions imposed by the United States, Japan, the United Kingdom, the European Union, or the United Nations, including (i) any Person identified in any sanctions list maintained by (A) the U.S. government, including the U.S. Department of Treasury, Office of Foreign Assets Control, the U.S. Department of Commerce, Bureau of Industry and Security, and the U.S. Department of State; (B) the government of Japan; (C) the government of the United Kingdom, including HM Treasury; (D) the European Union; or (E) the United Nations Security Council; (ii) any Person located, organized, or resident in, or a government instrumentality of, any Sanctioned Country; and (iii) any Person directly or indirectly owned or controlled by or acting for the benefit or on behalf of a Person described in (i) or (ii).

“Sanctions Laws” means all Applicable Laws concerning embargoes, economic sanctions, export or import controls or restrictions, the ability to make or receive international payments, the ability to engage in international Transactions, or the ability to take an ownership interest in assets located in a foreign country, including those administered by Office of Foreign Assets Control of the U.S. Treasury Department, the Bureau of Industry and Security of the U.S. Department of the Treasury, and the U.S. Department of State and any other similar laws of any other jurisdiction.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended, and the rules promulgated thereunder.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules promulgated thereunder.

“Software” means computer software in any form, including object code, source code and code development tools, regardless of the method stored or the media upon which it resides.

“Stockholder/Transaction Litigation” means any claim or Proceeding (including any class action or derivative litigation) relating directly or indirectly to this Agreement, the Merger, the Offer or the other Transactions, including disclosures made under securities laws and regulations related thereto.

“Subsidiary” means, with respect to any Person, any other Person with respect to which such first Person (alone or in combination with any of such first Person’s other Subsidiaries) owns (i) capital stock or other equity interests having the ordinary voting power to elect a majority of the board of directors or other governing body of such Person or (ii) if no such governing body exists, a majority of the outstanding voting securities of such Person.

“Superior Proposal” means a bona fide written Acquisition Proposal (provided, that for this purpose the references to “twenty percent (20%)” in the definition of Acquisition Transaction shall be deemed to be references to “fifty percent (50%)”) made by a Third Party, that did not result from a material breach of Section 6.02, that the Company Board determines in its good faith judgment (after consultation with its financial advisors and outside counsel), taking into account all of the terms and conditions of such Acquisition Proposal and this Agreement (including any offer by Parent to amend the terms of this Agreement, termination or break-up fee, expense reimbursement provisions and conditions to consummation) and taking into account all financial, legal, regulatory and other aspects of such Acquisition Proposal that the Company Board considers in good faith to be appropriate (including the conditionality and the timing and likelihood of consummation of such proposal) is reasonably likely to be consummated in accordance with its terms and would, if consummated, result in a transaction that is more favorable to the Company stockholders (solely in their capacity as such) from a financial point of view than the Transactions.

“Tax” means any tax or other like governmental assessment or charge of any kind whatsoever including income, franchise, profits, corporations, advance corporation, gross receipts, transfer, excise, property, sales, use, value-added, ad valorem, license, capital, wage, employment, payroll, withholding, social security, severance, occupation, import, custom, stamp, alternative, add-on minimum, environmental or other governmental taxes or charges (including taxes, charges, or other assessments which are imposed upon or incurred under Treasury Regulation §1.1502-6 (or any similar provision of state, local or foreign law) as a result of membership in an affiliated, consolidated, combined or unitary group for Tax purposes, or as transferee or successor, by contract or otherwise), together with any interest, penalty, addition to tax or additional amount with respect thereto, whether disputed or not and including any obligations to indemnify or otherwise assume or succeed to the Tax liability of any other Person (other than any such obligations arising under commercial agreements or arrangements entered into in the ordinary course of business).

“Tax Incentive” means any exemption from taxation, Tax holiday, reduction in Tax rate or similar Tax relief, including any state research tax credits.

“Taxing Authority” means any Governmental Authority exercising any authority to determine, impose, regulate, collect, levy, assess, enforce or administer any Tax.

“Tax Return” means any report, return, document, declaration, information return or other information required to be filed with or supplied to a Taxing Authority (including any amendments thereto and including any schedule or statement thereto) and any document with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information.

“Third Party” means any Person or “group” (as defined under Section 13(d) of the Exchange Act) of Persons, other than Parent, the Company or any of their respective Affiliates or Representatives.

“Trademarks” means trademarks, service marks, fictional business names, trade names, commercial names, certification marks, domain names and uniform resource locators and other words, names, slogans, symbols, logos or combinations thereof used to identify, distinguish and indicate the source or origin of goods or services and recognized by any Governmental Authority; registrations, renewals, applications for registration, equivalents and counterparts of the foregoing; and the goodwill of the business associated with each of the foregoing.

“Trade Secrets” means inventions (whether patentable or not), industrial designs, discoveries, improvements, designs, formulae, data collections, diagrams, drawings, blueprints, mask works, methods, techniques, processes, know how, specifications, technology, trade secrets, confidential information, proprietary information, customer lists and technical information.

“Treasury Regulations” means the regulations promulgated under the Code by the United States Department of Treasury.

“Unaudited Balance Sheet” means the unaudited consolidated balance sheet of the the Company as of September 30, 2016.

“Unaudited Financial Statements” means the unaudited consolidated financial statements of the Company consisting of the Unaudited Balance Sheet and all of the related consolidated statements of income, cash flows and stockholders’ equity of the Company for the nine months ended September 30, 2016 (including, in each case, any related notes thereto).

“Willful and Intentional Breach” means, with respect to any representation, warranty, agreement or covenant in this Agreement, a deliberate action or omission (including a failure to cure circumstances) where the breaching party knows such action or omission is or would reasonably be expected to result in a breach of such representation, warranty, agreement or covenant, it being understood that such term shall include, in any event, the failure to consummate the Offer or the Closing when required to do so by this Agreement.

(b)                                 Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Agreement	Preamble
Alternative Acquisition Agreement	6.02(c)

Term	Section
Board Recommendation	4.03(b)
Certificate of Merger	2.04(a)
Certificates	2.06(a)
Change in Recommendation	6.02(c)
Closing	2.03
Company	Preamble
Company Board	Recitals
Company Common Stock	Recitals
Company Disclosure Schedules	Article 4
Company Employee Plan	4.18(a)
Company Employees	4.18(a)
Company ESPP	2.08(d)
Company Preferred Stock	4.06(a)
Company Related Parties	9.04(h)
Company SEC Documents	4.08(a)
Company Securities	4.06(c)
Company Stock Plans	4.06(b)
Compensation Arrangements	4.03(c)
Current Premium	6.09(a)
DGCL	Recitals
DOL	4.18(a)
Disclosed Contract	4.16(a)
Dissenting Shares	2.07
Effective Time	2.04(b)
End Date	8.01(b)(i)
Indemnified Party	6.09(b)
International Employee Plans	4.18(a)
Lease Agreement	4.23(b)
Leased Property	4.24(b)
Material Contracts	4.16(c)
Merger	Recitals
Merger Agreement	Exhibit A
Merger Sub	Preamble
Minimum Tender Condition	Exhibit A
Offer	Recitals
Offer Conditions	2.01(b)
Offer Documents	2.01(f)
Offer Expiration Time	2.01(c)
Parent	Preamble
Parent Benefit Plans	6.06(b)
Parent Disclosure Schedules	Article 5
Paying Agent	2.06(a)
Payment Fund	2.06(a)
Per Share Amount	Recitals
Pre-Closing Period	6.01(a)

Term	Section
Proposed Changed Terms	6.02(f)(ii)
Schedule 14D-9	2.02(b)
Section 280G Information	4.18(e)
Share	Recitals
Stockholder List Date	2.02(c)
Superior Proposal Notice	6.02(f)
Surviving Corporation	2.04(c)
Tender Agreements	Recitals
Termination Condition	Exhibit A
Termination Fee	9.04(b)
Transactions	Recitals

Section 1.02                             Other Definitional and Interpretative Provisions.  The words “hereof,” “herein,” “hereto” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  The headings and captions contained herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof.  References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified and references to clauses without a cross-reference to a Section or subsection are references to clauses within the same Section or subsection.  All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein.  Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement.  Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import.  “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form.  References (i) to “$” and “dollars” are to the currency of the United States and (ii) to “days” shall be to calendar days unless otherwise indicated.  Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms.

ARTICLE 2
THE OFFER AND THE MERGER

Section 2.01                             The Offer.

(a)                                 Commencement of the Offer.  Provided that this Agreement shall not have been terminated in accordance with Section 8.01, as promptly as practicable but in no event later than ten (10) Business Days after the date of this Agreement, Merger Sub shall, and Parent shall cause Merger Sub to, commence (within the meaning of Rule 14d-2 promulgated by the SEC under the Exchange Act) the Offer to purchase any and all of the Shares at a price per Share equal to the Per Share Amount to the seller in cash, net of applicable withholding taxes and without interest.

(b)                                 Terms and Conditions of the Offer.  The obligations of Merger Sub to, and of Parent to cause Merger Sub to, accept for payment, and pay for, any Shares tendered pursuant to the Offer are subject to the terms and conditions of this Agreement and the prior satisfaction or waiver of the Minimum Tender Condition, the Termination Condition and the other conditions set forth in Exhibit A (the “Offer Conditions”). Merger Sub expressly reserves the right (but is not obligated to) at any time and from time to time in its sole discretion to waive any Offer Condition or modify the terms of the Offer (including by increasing the Per Share Amount), in each case only in a manner not inconsistent with the terms of this Agreement, except that, without the prior written consent of the Company, Merger Sub shall not (i) reduce the number of Shares subject to the Offer, (ii) reduce the Per Share Amount, (iii) amend, modify or waive the Minimum Tender Condition or the Termination Condition, (iv) add to the Offer Conditions or amend, modify or supplement any Offer Condition or any other term of the Offer in any manner adverse to the holders of Shares or that would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Offer or the Merger or impair the ability of Parent or Merger Sub to consummate the Offer, (v) extend or otherwise change the Offer Expiration Time (except as required or permitted by the other provisions of this Section 2.01), (vi) change the form of consideration payable in the Offer or (vii) provide for any “subsequent offering period” (or any extension thereof) within the meaning of Rule 14d-11 under the Exchange Act.

(c)                                  Expiration and Extension of the Offer.  The expiration date and time for the Offer, as the same may be extended from time to time, is hereinafter referred to as the “Offer Expiration Time.”  The initial Offer Expiration Time shall be 11:59 p.m. (New York City time) on the twentieth (20th) Business Day following (and including the day of) commencement of the Offer (determined pursuant to Exchange Act Rule 14d-1(g)(3)).  Subject to the parties’ respective rights to terminate the Agreement pursuant to Section 8.01, Merger Sub shall (and Parent shall cause Merger Sub to):

(i)                                     extend the Offer for any period required by any applicable rule, regulation, interpretation or position of the SEC or the staff thereof or Nasdaq (including in order to comply with Exchange Act Rule 14e-1(b) in respect of any change in the Per Share Amount) or as may be necessary to resolve any comments of the SEC or the staff or Nasdaq, in each case, as applicable to the Offer, the Schedule 14D-9 or the Offer Documents; and

(ii)                                  if, as of any then-scheduled Offer Expiration Time, any Offer Condition is not satisfied and has not been waived by Parent or Merger Sub to the extent permitted hereunder, extend the Offer on one or more occasions in consecutive increments of up to ten (10) Business Days each (or such longer or shorter period as the parties hereto may agree) in order to permit the satisfaction of such Offer Conditions;

provided, that, without the Company’s written consent, Merger Sub shall not extend the Offer, and without Parent’s prior written consent, Merger Sub shall not be required to extend the Offer, in each case beyond the earlier of the End Date or the valid termination of this Agreement in accordance with Section 8.01.

(d)                                 Consummation of the Offer; Payment.  On the terms and subject to the conditions of the Offer and this Agreement, Merger Sub shall (and Parent shall cause Merger

Sub to) (i) consummate the Offer and accept for payment all Shares validly tendered and not withdrawn pursuant to the Offer promptly after (in any event, no later than the first Business Day after) the Offer Expiration Time, and, (ii) promptly after (in any event, no more than three (3) Business Days after) the Offer Expiration Time pay for such Shares. Parent shall provide or cause to be provided to Merger Sub on a timely basis the funds necessary to purchase any Shares that Merger Sub becomes obligated to purchase pursuant to the Offer. The Per Share Amount shall be paid to the seller in cash, net of applicable withholding taxes and without interest, upon the terms and subject to the conditions of the Offer.

(e)                                  Termination of the Offer.  Parent and Merger Sub may not terminate the Offer prior to the Offer Expiration Time (as it may be extended and re-extended in accordance with this Agreement), unless and until this Agreement is validly terminated in accordance with Section 8.01.  In the event that this Agreement is validly terminated pursuant to Section 8.01, prior to any scheduled expiration thereof, Merger Sub shall, and Parent shall cause Merger Sub to, promptly (and in any event within two (2) Business Days of such termination), irrevocably and unconditionally terminate the Offer.  If the Offer is terminated or withdrawn by Merger Sub, Merger Sub shall promptly return, and shall cause any depository acting on behalf of Merger Sub to return, all tendered Shares to the registered holders thereof in accordance with Applicable Law.

(f)                                   Offer Documents.  On the date of commencement of the Offer (determined pursuant to Exchange Act Rule 14d-2), Parent and Merger Sub shall (i) file with the SEC, in accordance with Exchange Act Rule 14d-3, a Tender Offer Statement on Schedule TO with respect to the Offer, which Tender Offer Statement shall contain an offer to purchase and a related letter of transmittal, summary advertisement, notice of guaranteed delivery and other ancillary offer documents pursuant to which the Offer will be made (such Schedule TO and documents, together with any supplements or amendments thereto, the “Offer Documents”) and (ii) cause the Offer Documents to be disseminated to holders of Shares, in each case as and to the extent required by Applicable Law.  The Company shall promptly furnish Parent and Merger Sub with all information concerning the Company required by the Exchange Act to be set forth in the Offer Documents and all other information concerning the Company as reasonably requested by Parent and Merger Sub for inclusion in the Offer Documents and, unless previously withdrawn in accordance with Section 6.02(d) or Section 6.02(e), shall allow Parent and Merger Sub to include the Board Recommendation in the Offer Documents.  Parent and Merger Sub shall cause the Offer Documents to comply in all material respects with the requirements of Applicable Law and, on the date first filed with the SEC and on the date first published, sent or given to the holders of Shares, not to contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no covenant is made by Parent or Merger Sub with respect to information supplied by the Company in writing specifically for inclusion or incorporation by reference in the Offer Documents. Each of Parent, Merger Sub and the Company shall promptly correct any information provided by it for use in the Offer Documents if and to the extent that such information is or shall have become false or misleading in any material respect, and each of Parent and Merger Sub shall take all steps necessary to amend or supplement the Offer Documents and to cause the Offer Documents as so amended or supplemented to be filed with the SEC and disseminated to the holders of Shares, in each case as and to the extent required by Applicable Law.  Prior to any Change in

Recommendation, the Company and its counsel shall be given a reasonable opportunity to review and comment upon the Offer Documents and any amendments and supplements thereto prior to filing such documents with the SEC or dissemination of such documents to the stockholders of the Company and Parent and Merger Sub shall give reasonable and good faith consideration to any comments made by the Company and its counsel. Prior to any Change in Recommendation, Parent and Merger Sub shall (i) provide the Company and its counsel in writing any comments Parent, Merger Sub or their counsel may receive from the SEC or its staff with respect to the Offer Documents promptly after the receipt of such comments (and shall give the Company and its counsel prompt telephonic notice of any material discussions with the SEC staff), (ii) provide the Company and its counsel a reasonable opportunity to review and comment upon the responses to any such comments and a copy of any proposed written responses thereto prior to the filing thereof, and (iii) give reasonable and good faith consideration to any comments made by the Company and its counsel on any such responses.  Parent and Merger Sub shall respond promptly to any comments of the SEC or its staff with respect to the Offer Documents.

(g)                                  Guaranteed Delivery.  For purposes of this Agreement and the Offer, unless mutually agreed by Parent and the Company, any Shares subject to notices of guaranteed delivery shall be deemed not to be validly tendered into the Offer unless and until the Shares underlying such notices of guaranteed delivery are “received” (as defined by Section 251(h) of the DGCL) by Merger Sub or by an agent of Merger Sub.

Section 2.02                             Company Actions.

(a)                                 Approval. The Company hereby approves of and consents to the Transactions.  The Company agrees that no shares of Company Common Stock held by the Company or any of the Company Subsidiaries (other than any such shares held on behalf of third parties) will be tendered pursuant to the Offer.

(b)                                 Schedule 14D-9.  On the date the Offer Documents are filed with the SEC, as soon as reasonably practicable following the filing of the Schedule TO, the Company shall (i) file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer (such Schedule 14D-9, as amended from time to time, the “Schedule 14D-9”) including the Board Recommendation (subject to the Board Recommendation not having been withdrawn or modified in accordance with Section 6.02(d) or Section 6.02(e)) and (ii) cause the Schedule 14D-9 to be disseminated to holders of Shares as and to the extent required by Rule 14d-9 promulgated under the Exchange Act and any other Applicable Law, including by setting the Stockholder List Date as the record date for purposes of receiving the notice required by Section 262(d)(2) of the DGCL.  Parent and Merger Sub shall promptly furnish the Company with all information concerning Parent and Merger Sub required by the Exchange Act to be set forth in the Schedule 14D-9, and all other information concerning Parent and Merger Sub as reasonably requested by the Company for inclusion in the Schedule 14D-9.  Except with respect to any amendments filed after a Change in Recommendation, (i) Parent shall be given reasonable opportunity to review and comment upon the Schedule 14D-9 and any amendments and supplements thereto prior to filing such documents with the SEC or dissemination of such documents to the stockholders of the Company and the Company shall give reasonable and good faith consideration to any comments made by Parent and (ii) the Company shall (A) provide Parent in writing any comments the Company may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after the receipt of such comments (and shall give Parent prompt telephonic notice of any material discussions with the SEC staff), (B) provide Parent a reasonable opportunity to review and comment upon the responses to any such comments and a copy of any proposed written responses thereto prior to the filing thereof and (C) give reasonable and good faith consideration to any comments made by Parent on any such responses.  The Company shall cause the Schedule 14D-9 to comply in all material respects with the requirements of Applicable Law and, on the date first filed with the SEC and on the date first published, sent or given to the holders of Shares, not to contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no covenant is made by the Company with respect to information supplied by Parent or Merger Sub in writing specifically for inclusion or incorporation by reference in the Schedule 14D-9.  The Company shall respond promptly to any comments of the SEC or its staff with respect to the Schedule 14D-9.  Each of the Company, Parent and Merger Sub shall promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect, and the Company shall take all steps necessary to amend or supplement the Schedule 14D-9 and to cause the Schedule 14D-9 as so amended or supplemented to be filed with the SEC and disseminated to the holders of Shares, in each case as and to the extent required by Applicable Law.

(c)                                  Stockholder Lists.  In connection with the Offer, the Company shall instruct its transfer agent to furnish Merger Sub (x) promptly (and in any event no later than five (5) Business Days after the date of this Agreement) and (y) from time to time thereafter as requested by Parent, with a list of its stockholders and mailing labels containing the names and addresses of the record holders of Shares as of the most recent practicable date and of those persons becoming record holders subsequent to such date, together with copies of all lists of stockholders, security position listings and computer files and all other information in the Company’s possession regarding the beneficial owners of the Shares, and shall furnish to Merger Sub such information and assistance (including updated lists of stockholders, security position listings and computer files) as Parent may reasonably request in communicating the Offer to the holders of Shares (the date of the list used to determine the Persons to whom the Offer Documents and the Schedule 14D-9 are first disseminated, the “Stockholder List Date”).  Subject to Applicable Law, and except for such steps as are necessary to communicate the Offer to the holders of Shares, Parent and Merger Sub and their Representatives (i) shall hold in confidence such lists, files and information and will use such information only in connection with the Offer and the Merger and (ii) following the termination of this Agreement, shall promptly either deliver to the Company or destroy, and shall cause their Representatives to deliver to the Company or destroy, all copies and any extracts or summaries of such information then in their possession or control and notify the Company that all such material has been so returned or destroyed.  Unless the Company has received after the date hereof and prior to the date of mailing an Acquisition Proposal that is reasonably likely to lead to a Superior Proposal (as contemplated in Section 6.02(b)), the Company and Parent shall use reasonable efforts to coordinate the mailing of the Offer Documents and the Schedule 14D-9 so they can be included together in a joint mailing to the holders of the Shares.

Section 2.03                             The Closing.  Upon the terms and subject to the conditions set forth herein, the closing of the Merger (the “Closing”) will take place as soon as practicable after (but on the same day as) the consummation of the Offer, subject to satisfaction or, to the extent permitted hereunder, waiver of all conditions set forth in Article 7 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent permitted hereunder) of such conditions), unless this Agreement has been terminated pursuant to its terms or unless another time or date is agreed to in writing by the parties hereto.  The Closing shall be held at the offices of Cleary Gottlieb Steen & Hamilton LLP, One Liberty Plaza, New York, New York, unless another place is agreed upon in writing by the parties hereto.

Section 2.04                             The Merger.

(a)                                 Effecting the Merger.  Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, as promptly as practicable on the Closing Date, Parent and the Company shall cause a certificate of merger (the “Certificate of Merger”) to be executed, acknowledged and delivered to the Office of the Secretary of State of the State of Delaware for filing, all in accordance with the applicable provisions of the DGCL and take all other necessary or appropriate action to cause the Merger to be effected under Section 251(h) of the DGCL without the adoption of this Agreement by the stockholders of the Company.  The Merger shall be governed by Section 251(h) of the DGCL.

(b)                                 Effective Time.  The Merger shall become effective on such date and at such time as when the Certificate of Merger has been received for filing by the Office of the Secretary of State of the State of Delaware or at such later time and date as may be agreed by the parties in writing and specified in the Certificate of Merger (the “Effective Time”).

(c)                                  Surviving Corporation.  At the Effective Time, Merger Sub shall be merged with and into the Company in accordance with the DGCL, whereupon the separate existence of Merger Sub shall cease, and the Company shall be the surviving corporation in the Merger (the “Surviving Corporation”), and the separate corporate existence of the Company, with all its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the properties, rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

(d)                                 Effects of the Merger. The Merger shall have the effects set forth in the applicable provisions of the DGCL, this Agreement and the Certificate of Merger.

Section 2.05                             Conversion of Shares.  At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the stockholders thereof or any other Person:

(a)                                 except as otherwise provided in Section 2.05(b), Section 2.05(c), or Section 2.07, each Share (including shares of Company Restricted Stock) outstanding immediately prior to the Effective Time shall be converted automatically into the right to receive the Per Share Amount in cash, net of applicable withholding taxes and without interest;

(b)                                 each Share owned by Parent, Merger Sub or any other direct or indirect wholly-owned subsidiary of Parent immediately prior to the Effective Time (other than Shares tendered and accepted for payment by Merger Sub in connection with the Offer)  shall be cancelled and cease to exist, and no payment shall be made with respect thereto and each holder of a Certificate representing any such Shares shall cease to have any rights with respect thereto;

(c)                                  each Share owned by the Company or any direct or indirect wholly-owned Subsidiary of the Company or held in the Company’s treasury immediately prior to the Effective Time shall be cancelled and cease to exist, and no payment shall be made with respect thereto and each holder of a Certificate representing any such Shares shall cease to have any rights with respect thereto; and

(d)                                 each share of common stock of Merger Sub outstanding immediately prior to the Effective Time shall be converted into and become one fully paid, nonassessable share of common stock, par value $0.001 per share, of the Surviving Corporation, which shall constitute the only outstanding shares of capital stock of the Surviving Corporation as of immediately following the Effective Time.

Section 2.06                             Surrender and Payment.

(a)                                 Paying Agent and Payment Fund.  Prior to the expiration of the Offer, Parent shall appoint a paying agent reasonably acceptable to the Company (the “Paying Agent”) for the purpose of exchanging for the Per Share Amount certificates representing Shares (the “Certificates”; provided, however, that any references herein to “Certificates” are deemed to include references to effective affidavits of loss in accordance with Section 2.12 or to book-entry account statements relating to the ownership of Shares).  As promptly as practicable after the Effective Time, Parent shall, or shall take all steps necessary to enable and cause the Surviving Corporation to, deposit with the Paying Agent, for the benefit of the holders of Shares outstanding immediately prior to the Effective Time, the cash necessary to pay for the Shares converted into the right to receive the Per Share Amount to be paid in respect of the Certificates of Shares being converted in the Merger pursuant to Section 2.05(a) (the “Payment Fund”).  To the extent such fund diminishes for any reason below the level required to make prompt payment of the Per Share Amount to be paid in exchange for the surrender of Certificates, Parent and the Surviving Corporation shall promptly replace or restore the lost portion of such fund so as to ensure that it is, at all times, maintained at a level sufficient to make such payments.  The Payment Fund shall be invested by the Paying Agent as directed by the Surviving Corporation; provided, that such investments shall be in obligations of or guaranteed by the United States of America in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion, or in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of acquisition or a combination of the foregoing and, in any such case, no such instrument shall have a maturity exceeding three (3) months.   Promptly after the Effective Time and in any event no later than five (5) Business Days after the

Effective Time, Parent shall send, or shall cause the Paying Agent to send, to each record holder of Shares at the Effective Time, in each case whose shares were converted into the right to receive the Per Share Amount pursuant to Section 2.05(a), a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery or transfer of the Certificates to the Paying Agent and shall be in such form and have such other provisions as Parent may reasonably specify (after due consultation with the Company) prior to the consummation of the Offer) for use in such payment.

(b)                                 Surrender of Shares.  Each holder of Shares that have been converted into the right to receive the Per Share Amount shall be entitled to receive the Per Share Amount in respect of the Shares represented by a Certificate promptly upon (i) surrender to the Paying Agent of a Certificate, together with a duly completed and validly executed letter of transmittal and such other documents as may reasonably be requested by the Paying Agent, or (ii) receipt of an “agent’s message” by the Paying Agent (or such other evidence, if any, of transfer as the Paying Agent may reasonably request) in the case of a book-entry transfer of Shares.  Until so surrendered or transferred each such Certificate shall represent after the Effective Time for all purposes only the right to receive such Per Share Amount.  No interest shall be paid or accrued on the cash payable upon the surrender or transfer of such Certificate.

(c)                                  Unregistered Transferees.  If any portion of the Per Share Amount is to be paid to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition to such payment that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer and (ii) the Person requesting such payment shall pay to the Paying Agent any transfer or other Tax required as a result of such payment to a Person other than the registered holder of such Certificate or establish to the satisfaction of the Paying Agent that such Tax has been paid or is not payable.

(d)                                 No Other Rights.  The Per Share Amount paid upon the surrender of Certificates in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares formerly represented by such Certificate and from and after the Effective Time, the Surviving Corporation shall not permit any further registration of transfers of Shares on the stock transfer books of the Surviving Corporation.  If, after the Effective Time, any Certificate is presented to the Surviving Corporation, Parent or the Paying Agent for transfer, the holder of such Certificates shall be given a copy of a letter of transmittal and instructed to comply with the instructions therein in order to receive the Per Share Amount to which such holder is entitled pursuant to the Merger.  From and after the Effective Time, the holders of the Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares except as otherwise provided herein or by Applicable Law.

(e)                                  Termination of the Payment Fund.  Any portion of the Payment Fund that remains unclaimed by the holders of Shares twelve (12) months after the Effective Time shall be delivered to the Surviving Corporation, upon demand, and any such holder who has not exchanged Shares for the Per Share Amount in accordance with this Section 2.06 prior to that time shall thereafter look only to the Surviving Corporation (subject to Section 2.11) as general creditors thereof for payment of the Per Share Amount.

Section 2.07                             Dissenting Shares.  Notwithstanding Section 2.06 or any other provision of this Agreement to the contrary, Shares issued and outstanding immediately prior to the Effective Time and held by a holder who is entitled to appraisal and who has properly exercised appraisal rights for such shares in accordance with Section 262 of the DGCL (“Dissenting Shares”) shall not be converted into a right to receive the Per Share Amount but instead shall be entitled only to such rights as are granted by the DGCL to a holder of Dissenting Shares; provided, however, that if, after the Effective Time, such holder fails to perfect, withdraws or loses such holder’s right to appraisal, pursuant to Section 262 of the DGCL or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262 of the DGCL, such Shares shall immediately cease to be Dissenting Shares and shall be treated as if they had been Shares converted as of the Effective Time into the right to receive the Per Share Amount in accordance with Section 2.05(a), without interest thereon, upon surrender of such Certificate formerly representing such Shares.  The Company shall provide Parent with prompt written notice of any demands received by the Company for appraisal of Shares, any withdrawal of any such demand and any other demand, notice and/or instrument delivered to the Company prior to the Effective Time pursuant to Section 262 of the DGCL that relates to such demand, and Parent shall have the opportunity and right to direct all negotiations and proceedings with respect to such demands.  Except with the prior written consent of Parent, or if required by Applicable Law, the Company shall not make any payment with respect to, or offer to settle or settle, any such demands.

Section 2.08                             Company Stock Options; Company Restricted Stock Units; Performance Stock Units; Company ESPP; Company Restricted Stock.

(a)                                 Company Stock Options.  Each Company Stock Option outstanding immediately prior to the consummation of the Offer, whether vested or unvested, shall become fully vested and shall be canceled as of immediately prior to, and contingent upon, the consummation of the Offer (without regard to the exercise price of such Company Stock Option) in exchange for the right to receive a lump-sum cash payment in the amount of the Option Consideration, if any, with respect to such Company Stock Option.

(b)                                 Restricted Stock Units.  Each Company Restricted Stock Unit outstanding immediately prior to the consummation of the Offer shall, automatically and without any required action on the part of the holder thereof, be converted immediately prior to, and contingent upon, the consummation of the Offer into a vested right to receive cash in an amount equal to the Per Share Amount for each share of Company Common Stock underlying the Company Restricted Stock Unit.

(c)                                  Performance Stock Units.  Immediately prior to, and contingent upon, the consummation of the Offer, all vesting conditions applicable to each Company Performance Stock Unit outstanding immediately prior to the consummation of the Offer shall, automatically and without any required action on the part of the holder thereof, lapse, and each such Company Performance Stock Unit shall vest as of the consummation of the Offer, at the greater of (x) the target level of vesting for such Company Performance Stock Unit and (y) the vesting level determined based on the actual satisfaction of the performance metrics applicable to such Company Performance Stock Unit measured by the Compensation Committee of the Company Board as of immediately prior to the Offer Expiration Time (assuming, for this purpose, that the transactions contemplated by this Agreement have occurred) and each such then-vested Company Performance Stock Unit shall be converted immediately prior to, and contingent upon, the consummation of the Offer into a vested right to receive cash in an amount equal to the Per Share Amount for each share subject to the Company Performance Stock Unit.

(d)                                 Company ESPP.  As soon as practicable following the date of this Agreement, the Company shall take all reasonable actions, including adopting any necessary resolution, to (i) terminate the Company’s 1997 Employee Stock Purchase Plan (the “Company ESPP”) as of immediately prior to the Closing Date, (ii) ensure that no offering period under the Company ESPP shall commence on or after the date of this Agreement, (iii) if the Closing shall occur prior to the end of any offering period in existence under the Company ESPP on the date of this Agreement, cause a new exercise date to be set under the Company ESPP, which date shall be the Business Day immediately prior to the initial Offer Expiration Time, (iv) prohibit participants in the Company ESPP from altering their payroll deductions from those in effect on the date of this Agreement (other than to discontinue their participation in the Company ESPP in accordance with the terms and conditions of the Company ESPP) and (v) provide that the amount of the accumulated contributions of each participant under the Company ESPP as of immediately prior to the Offer Expiration Time shall, to the extent not used to purchase shares of Company Common Stock in accordance with the terms and conditions of the Company ESPP (as amended pursuant to this Section 2.08(d)), be refunded to such participant as promptly as practicable following the Effective Time (without interest).

(e)                                  At or prior to the consummation of the Offer, the Company, the Company Board and the Compensation Committee of the Company Board, as applicable, shall adopt any resolutions and take any actions that are necessary to effectuate the provisions of Section 2.05(a) (in respect of Company Restricted Stock) or this Section 2.08.

(f)                                   As soon as reasonably practicable after the Effective Time (but no later than the earlier of (x) five (5) days after the Effective Time and (y) the second payroll date after the Effective Time), the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, pay the amounts provided for in Section 2.08(a) - (c), net of any applicable withholding taxes, payable with respect to Company Stock Options, Company Restricted Stock Units and Company Performance Stock Units through, to the extent applicable, the Surviving Corporation’s payroll to the holders of Company Stock Options, Company Restricted Stock Units and Company Performance Stock Units. As of the consummation of the Offer, each holder of a Company Stock Option, Company Restricted Stock Unit and Company Performance Stock Unit shall cease to have any rights with respect thereto, except the right to receive the payments provided for under this Section 2.08.

Section 2.09                             Adjustments.  If, during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of the Company shall occur, including by reason of any reclassification, recapitalization, stock split (including reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend, all references herein to a specified number of shares affected thereby, and any calculations that are based upon such numbers of shares affected thereby, including the Per Share Amount and any other amounts payable pursuant to this Agreement, shall be appropriately adjusted.

Section 2.10                             Withholding Rights.  Notwithstanding any other provision of this Agreement, each of Parent, Merger Sub, the Surviving Corporation and the Paying Agent shall be entitled (i) to deduct and withhold (or cause to be deducted or withheld) from the consideration otherwise payable to any Person pursuant to this Agreement such amounts as may be required to be deducted or withheld from such payment under any provision of any applicable Tax law and (ii) to request any necessary Tax forms, including Form W-9 or the appropriate series of Form W-8, as applicable, or any similar information, from any Person to whom a payment is required to be made pursuant to this Agreement.  To the extent that amounts are so deducted and withheld by Parent, Merger Sub, the Surviving Corporation or the Paying Agent, as the case may be, such amounts shall (i) be paid to the appropriate Taxing Authorities and (ii) to the extent paid to the appropriate Taxing Authorities, be treated for all purposes of this Agreement as having been paid to the Person in respect of which Parent, Merger Sub, the Surviving Corporation or the Paying Agent, as the case may be, made such deduction and withholding.

Section 2.11                             No Liability.  None of Parent, Merger Sub, the Company, the Surviving Corporation or the Paying Agent shall be liable to any Person in respect of any cash from the Payment Fund delivered to a public official pursuant to and in accordance with any applicable abandoned property, escheat or similar Applicable Law.  If any Certificate shall not have been surrendered immediately prior to such date on which any amounts payable pursuant to this Article 2 would otherwise escheat to or become the property of any Governmental Authority, any such amounts shall, to the extent permitted by Applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

Section 2.12                             Lost Certificates.  If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by Parent, the posting by such Person of a bond, in such customary amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue, in exchange for such lost, stolen or destroyed Certificate, the Per Share Amount to be paid in respect of the Shares formerly represented by such Certificate, as contemplated under this Article 2.

Section 2.13                             Closing of Transfer Books.  At the Effective Time, the stock transfer books of the Company shall be closed and no transfer of Shares shall thereafter be made.

Section 2.14                             Further Action. If, at any time after the Effective Time, any further action is necessary to carry out the purposes of this Agreement, the officers and directors of the Surviving Corporation and Parent shall be fully authorized (in the name of Merger Sub, in the name of the Company or otherwise) to take such action.

ARTICLE 3
THE SURVIVING CORPORATION

Section 3.01                             Certificate of Incorporation.  At the Effective Time and without any further action on the part of the Company and Merger Sub, the certificate of incorporation of the Company as in effect immediately prior to the Effective Time shall be amended and restated

as of the Effective Time to be in the form of the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time (except that (i) all references to the name, date of incorporation, registered office and registered agent of Merger Sub therein may be changed to refer to the name, date of incorporation, registered office and registered agent, respectively, of the Company and (ii) any references naming the incorporator(s), original board of directors or original subscribers for shares of Merger Sub may be omitted) and, as so amended and restated, will be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance its terms and Applicable Law (but subject to Section 6.09).

Section 3.02                             Bylaws.  The parties hereto shall take all necessary action such that the bylaws of the Company, as in effect immediately prior to the Effective Time, shall be amended and restated as of the Effective Time to be in the form of the bylaws of Merger Sub as in effect immediately prior to the Effective Time and, as so amended and restated, will be the bylaws of the Surviving Corporation until thereafter amended in accordance with its terms, the certificate of incorporation of the Surviving Corporation and Applicable Law (but subject to Section 6.09).

Section 3.03                             Directors and Officers.  From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with Applicable Law, (i) the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation and (ii) the officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as disclosed in the Company SEC Documents filed with the SEC on or after January 1, 2015 and prior to the date of this Agreement (other than as set forth in the forward looking statements or the risk factors contained therein or other disclosures that are predictive, cautionary or forward-looking in nature), but it being understood and agreed that this clause (a) shall not apply to Section 4.03 or Section 4.06(a) or (b) as set forth in the Company Disclosure Schedules (each section of which qualifies the correspondingly numbered and lettered representation and warranty in this Article 4 to the extent specified therein and the representations and warranties in such other applicable sections of this Agreement to the extent that the disclosure on its face is reasonably apparent upon reading the disclosure contained in such section of the Company Disclosure Schedules that such disclosure is responsive to such other numbered and lettered Section of this Article 4) delivered by the Company to Parent and Merger Sub prior to the execution of this Agreement (the “Company Disclosure Schedules”), the Company hereby represents and warrants to Parent and Merger Sub as follows:

Section 4.01                             Corporate Existence and Power.  The Company is a corporation duly incorporated, validly existing and in good standing under the Applicable Law of the state of Delaware.  The Company has full power and authority required to carry on its business conducted as of the date of this Agreement.  The Company is duly qualified to do business as a foreign corporation and is in good standing (to the extent a concept of “good standing” is applicable) in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified have not had a Company Material Adverse Effect.

Section 4.02                             Organizational Documents.  The Company has Made Available correct and complete copies of the Organizational Documents of the Company as of the date of this Agreement and (i) the Organizational Documents of the Company are in full force and effect and (ii) the Company is not in violation of any such Organizational Documents.

Section 4.03                             Corporate Authorization.

(a)                                 Authority; Enforceability.  (i) The Company has full power and authority to enter into this Agreement and, assuming the accuracy of the representations and warranties of Parent and Merger Sub set forth in Section 5.10, to consummate the Transactions, and (ii) the execution, delivery and performance by the Company of this Agreement and, assuming the accuracy of the representations and warranties of Parent and Merger Sub set forth in Section 5.10, the consummation by the Company of the Transactions have been duly authorized by all necessary action on the part of the Company.  The Company has duly executed and delivered this Agreement, and, assuming due authorization, execution and delivery by Parent and Merger Sub, this Agreement constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium and other similar Applicable Law affecting creditors’ rights generally and by general principles of equity.

(b)                                 Company Board Approval and Board Recommendation.  At a meeting duly called and held, prior to the execution of this Agreement, at which all directors of the Company were present and voting in favor, the Company Board duly and unanimously adopted resolutions (which, as of the date of this Agreement, have not been rescinded, modified or withdrawn in any way) (i) declaring that this Agreement, the Tender Agreements, the Merger and the other Transactions are advisable, fair to and in the best interests of the Company and its stockholders, (ii) adopting and approving this Agreement and approving that the Company enter into this Agreement and consummate the Transactions, including the Offer and the Merger, on the terms and subject to the conditions set forth herein, (iii) determining to recommend that the stockholders of the Company (other than Parent and its Subsidiaries) accept the Offer and tender their shares to Merger Sub pursuant to the Offer, (iv) assuming the accuracy of the representations and warranties of Parent and Merger Sub set forth in Section 5.10, taking all actions necessary so that the restrictions on business combinations and stockholder vote requirements contained in Section 203 of the DGCL and any other Applicable Law with respect to a “moratorium,” “control share acquisition,” “business combination,” “fair price” or other forms of anti-takeover laws or regulations that may purport to be applicable will not apply with respect to or as a result of the Merger, this Agreement, each of the Tender Agreements and the Transactions and (v) agreeing and authorizing that the Merger be governed by Section 251(h) of the DGCL and consummated as soon as practicable following the consummation of the Offer (the matters described in clauses (i) through (v), the “Board Recommendation”).  As of the date of this Agreement, the resolutions constituting the Board Recommendation have not been withdrawn or modified in a manner adverse to Parent.

(c)                                  Compensation Arrangements.  The Company has taken all action necessary to ensure that all payments to be made and benefits to be granted to any Company Employee in connection with the Transactions pursuant to any employment, compensation, severance, retention or other employee benefit arrangements (“Compensation Arrangements”)

have been approved as contemplated by Exchange Act Rule 14d-10 for the purpose of satisfying the requirements of the non-exclusive safe harbor set forth in paragraph (d) of such Rule, to the extent applicable.

Section 4.04                             Governmental Authorization.  The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions require no action by or in respect of, or filing with, any Governmental Authority, other than (i) the filing of the Certificate of Merger with the Office of the Secretary of State of the State of Delaware and appropriate corresponding documents with the appropriate authorities of other states in which the Company is qualified as a foreign corporation to transact business, (ii) compliance with and filings pursuant to any applicable requirements of the HSR Act and any other applicable Antitrust Laws, (iii) the filing with the SEC of (A) the Offer Documents and the Schedule 14D-9 and (B) any other filings and reports that may be required in connection with this Agreement and the Transactions under the Exchange Act, (iv) compliance with any applicable requirements of the Securities Act, the Exchange Act, any other applicable U.S. state or federal or foreign securities laws or any rule or regulation of Nasdaq and (v) any actions or filings the absence of which have not had a Company Material Adverse Effect.

Section 4.05                             Non-contravention.  The execution, delivery and performance by the Company of this Agreement and the approval and performance of the Tender Agreements and the consummation by the Company of the Transactions do not and will not (i) contravene, conflict with or result in any violation or breach of any provision of the Organizational Documents of the Company, (ii) assuming compliance with the matters referred to in Section 4.04, and the accuracy of the representations and warranties of Parent and Merger Sub set forth in Section 5.10, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law or Order; (iii) require any consent or approval under, violate, conflict with, result in any breach of or any loss of any benefit under, constitute a change of control or default under, or result in termination or cancellation or give to others any right of termination, vesting, amendment, acceleration or cancellation (in each case, with or without notice or lapse of time or both) of any Contract or Lease Agreement (including any Material Contract or material Lease Agreement) to which the Company or any Company Subsidiary is a party, or by which they or any of their respective properties or assets may be bound or affected or any Permits affecting, or relating in any way to, the property, assets or business of the Company or any of the Company Subsidiaries or (iv) result in the creation or imposition of any Lien on any rights, property or asset of the Company or any of the Company Subsidiaries, with such exceptions, in the case of each of clauses (ii), (iii) and (iv), as have not had a Company Material Adverse Effect.

Section 4.06                             Capitalization.

(a)                                 The authorized capital stock of the Company consists of (i) 450,000,000 shares of Company Common Stock and (ii) 10,000,000 shares of preferred stock, par value $0.01 per share (the “Company Preferred Stock”).  The rights and privileges of the Company Common Stock and the Company Preferred Stock are as set forth in the Company’s Restated Certificate of Incorporation.  At the close of business on January 6, 2017, (i) 194,389,661 Shares were issued and outstanding, of which no Shares are subject to any restrictions, including rights of the Company to repurchase upon termination of employment,

(ii) no Shares were held by the Company in its treasury, (iii) such number of Shares were reserved for issuance as may from time to time be issuable upon conversion of the Convertible Notes in accordance with their terms and conditions, (iv)  Company Stock Options to purchase an aggregate of 9,379,006 Shares were issued and outstanding, (v) Company Restricted Stock Units with respect to an aggregate of 1,972,922 Shares were issued and outstanding, (vi) Company Performance Stock Units with respect to an aggregate of 1,781,090 Shares (at maximum performance) were issued and outstanding, (vii) Company Warrants exercisable for 21,501,900 shares of Company Common Stock, subject to the net share settlement provisions of the Company Warrants and subject to adjustment in accordance with the terms of the Company Warrants and Section 6.11 were issued and outstanding and (viii) no shares of Company Preferred Stock were issued and outstanding.  All outstanding shares of capital stock of the Company have been, and all Shares that may be issued pursuant to any Company Stock Plan, the Company Warrants or the Convertible Notes will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued and are (or, in the case of shares that have not yet been issued, will be) fully paid, nonassessable and free of preemptive rights.  As of the date of this Agreement, before giving effect to any “make-whole” adjustments set forth therein, the conversion ratio of the Convertible Notes is 107.5095 Shares per $1,000 aggregate principal amount.

(b)                                 Section 4.06(b) of the Company Disclosure Schedules sets forth, as of the close of business on January 6, 2017, a complete and correct list of (i) the number of Shares subject to outstanding Company Stock Options, Company Restricted Stock Units, and Company Performance Stock Units (at maximum performance), (ii) the number of shares of Company Restricted Stock outstanding,  and (iii) all outstanding Company Stock Options, including the number of shares subject to such award, the name or employee identification number of the holder, the grant date, the vesting schedule and the expiration date thereof, and the exercise or purchase price per share.  The Company stock plans set forth on Section 4.06(b) of the Company Disclosure Schedules (the “Company Stock Plans”) are the only plans or programs the Company or any of the Company Subsidiaries maintains under which stock options, restricted stock, restricted stock units, stock appreciation rights or other compensatory equity and equity-based awards are outstanding and no awards other than Company Stock Options, Company Restricted Stock, Company Restricted Stock Units and Company Performance Stock Units were granted under the Company Stock Plans or otherwise.  With respect to each grant of Company Equity Award, (i) each such grant was made in accordance with the terms of the applicable Company Stock Plan and Applicable Law (including rules of Nasdaq), (ii) each such grant was properly accounted for in accordance with GAAP in the in the Company SEC Documents (including financial statements) and all other Applicable Law and (iii) each Company Stock Option has an exercise price per share of Company Common Stock equal to or greater than the fair market value of a share of the Company Common Stock on the date of such grant.

(c)                                  Except as set forth in this Section 4.06 and for changes since January 6, 2017 resulting from the exercise or settlement of Company Equity Awards outstanding on such date, there are no outstanding (i) shares of capital stock or voting securities of the Company, (ii) securities of the Company or the Company Subsidiaries convertible into or exchangeable for shares of capital stock or voting securities of the Company or any of the Company Subsidiaries, (iii) options, warrants or other rights or arrangements to acquire from the

Company or any of the Company Subsidiaries, or other obligations or commitments of the Company or any of the Company Subsidiaries to issue, any capital stock or other voting securities or ownership interests in, or any securities convertible into or exchangeable for capital stock or other voting securities or ownership interests in, the Company or any of the Company Subsidiaries, (iv) restricted shares, restricted stock units, stock appreciation rights, performance shares, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other voting securities or ownership interests in, the Company or any of the Company Subsidiaries (the items in clauses (i)—(iv) being referred to collectively as the “Company Securities”), (v) voting trusts, proxies or other similar agreements or understandings to which Company or any of the Company Subsidiaries is a party or by which the Company or any of the Company Subsidiaries is bound with respect to the voting of any shares of capital stock of the Company or any of the Company Subsidiaries or (vi) contractual obligations or commitments of any character restricting the transfer of, or requiring the registration for sale of, any shares of capital stock of the Company or any of the Company Subsidiaries.  There are no outstanding obligations or commitments of any character of the Company or any of the Company Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Securities or any of the capital stock of the Company Subsidiaries.  All Company Stock Options and Company Restricted Stock Units may, by their terms, be treated in accordance with Section 2.08.  No Company Subsidiary owns any Company Securities.

(d)                                 Since January 1, 2014, the Company has not declared or paid any dividend, or declared or made any distribution on, or authorized the creation or issuance of, or issued, or authorized or effected any split-up or any other recapitalization of, any of its capital stock, or directly or indirectly redeemed, purchased or otherwise acquired any of its outstanding capital stock, other than as a result of any cashless exercise of any Company Stock Option, the acquisition of any shares of Company Restricted Stock from employees of the Company or any Company Subsidiary whose employment has terminated with the Company or such Company Subsidiary, or the withholding of shares to satisfy applicable tax withholding obligations on the vesting and settlement of Company Restricted Stock Units or Company Performance Stock Units.  Other than the Company Common Stock and Company Restricted Stock, there are no outstanding bonds, debentures, notes or other indebtedness or securities of the Company having the right to vote (or, other than the outstanding Company Stock Options, Company Restricted Stock Units, Company Performance Stock Units, the Company Warrants and the Convertible Notes, convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote.

Section 4.07                             Subsidiaries.

(a)                                 Subsidiary Capital Stock.  Neither the Company nor any of the Company Subsidiaries (i) owns any share capital of, or any equity interest of any nature in, any other Person, other than the Company or the Company Subsidiaries or (ii) has agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any material future investment in or material capital contribution to any other Person.  All outstanding shares of capital stock or other equity securities of, or other ownership interests in, the Company Subsidiaries have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, and such shares, securities or interests are owned by the Company or by a Company Subsidiary free and clear of any Liens or limitations on voting rights.

(b)                                 Organization; Qualification.  Section 4.07(b) of the Company Disclosure Schedules identifies each Company Subsidiary and indicates its jurisdiction of organization.  Each Company Subsidiary is a corporation or other business entity duly incorporated or organized (as applicable), validly existing and in good standing (to the extent a concept of “good standing” is applicable) under the laws of its jurisdiction of incorporation or organization and has full corporate or other organizational powers required to carry on its business as now conducted, except where any failure thereof has not had, and would not reasonably be expected to have, a Company Material Adverse Effect.  Each such Company Subsidiary is duly qualified to do business and is in good standing (to the extent a concept of “good standing” is applicable) in each jurisdiction where such qualification is necessary, except for those jurisdictions where the failure to be so qualified or in good standing has not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

Section 4.08                             SEC Filings and the Sarbanes-Oxley Act.

(a)                                 Since January 1, 2015, the Company has timely filed with or furnished to the SEC (subject to extensions pursuant to Exchange Act Rule 12b-25) each report, statement, schedule, form or other document (including exhibits and all other information incorporated therein) or filing required by Applicable Law to be filed or furnished by the Company (the documents referred to in this Section 4.08(a), together with all exhibits thereto and information incorporated by reference therein, the “Company SEC Documents”).  No Company Subsidiary is required to file or furnish any report, statement, schedule, form or other document with, or make any other filing with, or furnish any other material to, the SEC.

(b)                                 As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such filing), each Company SEC Document complied, and each such Company SEC Document filed subsequent to the date of this Agreement and prior to the Effective Time will comply, as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act and the rules and regulations of the SEC promulgated thereunder applicable to those Company SEC Documents.

(c)                                  As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such filing), each Company SEC Document filed on or prior to the date hereof did not, and, subject to the accuracy of the representations and warranties set forth in Section 5.07, each such Company SEC Document filed subsequent to the date of this Agreement and prior to the Effective Time will not, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.  Each Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the Securities Act, as of the date such registration statement, amendment or supplement became effective, did not, and each such Company SEC Document filed subsequent to the date of this Agreement and prior to the Effective Time, as of the date such registration statement, amendment or supplement becomes effective, will not, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(d)                                 The Company has Made Available to Parent copies of all comment letters received by the Company from the SEC since January 1, 2015 relating to the Company SEC Documents, together with all written responses of the Company thereto.  As of the date of this Agreement, (i) there are no outstanding or unresolved comments in any such comment letters received by the Company from the SEC and (ii) to the Company’s Knowledge, none of the Company SEC Documents is the subject of any ongoing review by the SEC.

(e)                                  Neither the Company nor any of the Company Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of the Company Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand, or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of the Company Subsidiaries in the Company’s or such Company Subsidiary’s published financial statements or other Company SEC Documents.

(f)                                   With respect to each annual report on Form 10-K and each quarterly report on Form 10-Q (and any amendments to such Form 10-K or 10-Q) included in the Company SEC Documents, the chief executive officer and chief financial officer of the Company have made all certifications required by the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC, and (A) the statements contained in any such certifications were complete and correct and (B) such certification complied with the applicable provisions of the Sarbanes-Oxley Act, in each case in all material respects as of their respective dates. As of the date of this Agreement, the Company has not received written notice from the SEC challenging or questioning the accuracy, completeness, form or manner of filing of such certifications made with respect to the Company SEC Documents filed prior to the date of this Agreement. The Company is in compliance in all material respects with all current listing and corporate governance requirements of Nasdaq and is in compliance in all material respects with all rules, regulations and requirements of the Sarbanes-Oxley Act.

Section 4.09                             Financial Statements; Internal Controls.

(a)                                 The Financial Statements included in the Company SEC Documents (i) complied as to form with the published rules and regulations of the SEC applicable thereto, as of their respective filing dates with the SEC, in all material respects, (ii) were prepared in accordance with GAAP applied on a consistent basis during the periods involved, and (iii) fairly present in all material respects the consolidated financial position of the Company and the Company Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows of the Company and the Company Subsidiaries as of the dates or for the periods presented therein (subject, in the case of the Unaudited Financial Statements, to normal year-end adjustments (the effect of which would not be material, individually or in the aggregate) and the absence of notes (which notes, if presented, would not differ materially from those presented in the Audited Financial Statements)).

(b)                                 The Company maintains, and since January 1, 2015 has maintained, a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of the Financial Statements for external purposes in accordance with GAAP, and includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and that receipts and expenditures are being made only in accordance with authorizations of management and the Board of Directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company that could have a material effect on the financial statements.  The Company’s management has completed an assessment of the effectiveness of the Company’s system of internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2015, and, except as set forth in the Company SEC Documents filed prior to the date of this Agreement, that assessment concluded that those controls were effective.  Since January 1, 2015, neither the Company nor, to the Company’s Knowledge, the Company’s independent registered public accounting firm has identified or been made aware of any “significant deficiencies” or “material weaknesses” (as such terms are defined by the Public Company Accounting Oversight Board) in the design or operation of such internal control over financial reporting utilized by the Company that would reasonably be expected to be adverse to the Company’s ability to record, process, summarize and report financial information and any fraud, whether or not material, that involves management or other employees of the Acquired Companies who have a significant role in the Company’s internal control over financial reporting.

(c)                                  The Company’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) are designed to provide reasonable assurance that (i) all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported to the individuals responsible for preparing such reports within the time periods specified in the rules and forms of the SEC and (ii) all such information is accumulated and communicated to the Company’s management or to other individuals responsible for preparing such reports as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the principal executive officer and principal financial officer of the Company required under the Exchange Act with respect to such reports.

(d)                                 Since January 1, 2015, to the Company’s Knowledge the Company has not received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or its internal accounting controls, including any material complaint, allegation, assertion or claim that the Company has engaged in questionable accounting or auditing practices.

Section 4.10                             Disclosure Documents.  None of the information supplied, or to be supplied, by the Company specifically for inclusion or incorporation by reference in the Offer Documents or the Schedule 14D-9 will, at the time such document is filed with the SEC or at any time it is amended or supplemented or at the time it is first published, sent or given to the holders of Shares, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.  The Schedule 14D-9 and each document required to filed by the Company with the SEC in connection with the Offer will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder.  No representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent or Merger Sub in writing specifically for inclusion or incorporation by reference in the Schedule 14D-9.

Section 4.11                             Absence of Certain Changes.  Since the Audited Balance Sheet Date and through the date of this Agreement, (a) the Company and the Company Subsidiaries have conducted their business in all material respects in the ordinary course consistent with past practice (except with respect to this Agreement and discussions, negotiations and transactions related thereto) and (b) there has not been any Effect that has had, or would reasonably be expected to have, a Company Material Adverse Effect.

Section 4.12                             No Undisclosed Liabilities.  The Acquired Companies do not have any Liabilities, except for: (i) Liabilities disclosed, reflected or reserved against in the Company’s financial statements or the notes thereto included in the Company SEC Documents filed prior to the date of this Agreement; (ii) Liabilities incurred pursuant to the terms of this Agreement; (iii) Liabilities for performance of obligations of the Acquired Companies under Contracts binding upon the applicable Acquired Company (other than resulting from any breach or acceleration thereof) Made Available to Parent or Contracts entered into in the ordinary course of business, including non-exclusive outbound licenses, clinical trial agreements, and material transfer agreements; (iv) Liabilities incurred in the ordinary course of business since December 31, 2015; and (v) Liabilities that would not have a Company Material Adverse Effect.

Section 4.13                             Litigation.  As of the date hereof, (a) there is no Proceeding pending against or, to the Company’s Knowledge, overtly threatened against the Company or any of the Company Subsidiaries and (b) neither the Company nor any of the Company Subsidiaries is subject to any outstanding Order, which in either case, has had or would reasonably be expected to have a Company Material Adverse Effect.

Section 4.14                             Compliance with Applicable Law.

(a)                                 The Company and each of the Company Subsidiaries is, and since January 1, 2014, has been in compliance with all Applicable Law and Orders, except where any instances of non-compliance have not had, and would not reasonably be expected to have, a Company Material Adverse Effect.  Neither the Company nor any of the Company Subsidiaries has received any written notice since January 1, 2014 that remains unresolved (i) of any Proceeding by any Governmental Authority relating to the Company or any of the Company Subsidiaries or (ii) from any Governmental Authority alleging that the Company or any of the

Company Subsidiaries are not in compliance with any Applicable Law or Order in any material respect, which in either case, except as would not have a Company Material Adverse Effect.

(b)                                 Except as would not have a Company Material Adverse Effect, (i) each of the Company and each Company Subsidiary has in effect all Permits necessary for it to own, lease or otherwise hold and operate its properties and assets and to carry on its businesses and operations as now conducted and (ii) to the Company’s Knowledge, no event has occurred that, with or without notice or lapse of time or both, would reasonably be expected to result in any right of termination, material amendment, cancellation, revocation, material suspension or material limitation of any Permit and there have occurred no material defaults (with or without notice or lapse of time or both) under or, material violations of, Permits.

Section 4.15                             Anticorruption Matters.  None of the Acquired Companies nor to the Knowledge of the Company  any of their respective officers, employees, representatives or agents (in each case, acting in the capacity of an employee or representative of any Acquired Company) has directly or indirectly (i) used any material funds (whether of an Acquired Company or otherwise) for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or accepted such payment, or (iii) violated any provision of any Anticorruption Laws or any rules or regulations promulgated thereunder or any anti-money laundering laws or any rules or regulations promulgated thereunder or any Applicable Law of similar effect, except, in each case, as would not have, and would not reasonably be expected to have a Company Material Adverse Effect.  Since January 1, 2014, and through the date of this Agreement, the Acquired Companies have not received any written communication that alleges any of the foregoing, except as would not have, and would not reasonably be expected to have a Company Material Adverse Effect.

Section 4.16                             Material Contracts.

(a)                                 Section 4.16(a) of the Company Disclosure Schedules identifies the following Contracts to which any Acquired Company is a party and in effect as of the date hereof (any Contract so disclosed or required to be so disclosed, a “Disclosed Contract”):

(i)                                     any Contract that requires by its terms or is reasonably likely to require the payment or delivery of cash or other consideration by or to an Acquired Company in an amount having an expected value in excess of $5,000,000 in the fiscal year ended December 31, 2016 or December 31, 2017 and cannot be cancelled by the Acquired Company without penalty or further payment without more than ninety (90) days’ notice (other than payments for services rendered to the date);

(ii)                                  any Contract (A) materially limiting the freedom or right of any Acquired Company to engage in any line of business, to make use of any material Acquired Company IP or to compete with any other Person in any location or line of business (including by limiting the ability to research, develop or sell any particular services or products), or (B) containing any “most favored nations” term (including with respect to pricing) granted by an Acquired Company or exclusivity obligations or restrictions or otherwise materially limiting the freedom or right of an Acquired Company to sell, distribute or manufacture any products, services, technology or other assets to or for any other Person; and

(iii)                               any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) with respect to the Company and the Company Subsidiaries.

(b)                                 The Company has Made Available to Parent an accurate, complete and unredacted copy of each Disclosed Contract.  Each Material Contract is in full force and effect and is a valid and binding agreement enforceable against the Company or any of the Company Subsidiaries party thereto and, to the Company’s Knowledge, any other party thereto in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium and other similar Applicable Law affecting creditors’ rights generally and by general principles of equity and except as would not have a Company Material Adverse Effect.  None of the Company nor any of the Company Subsidiaries party to any Material Contract is in breach of or default under, or as of the date hereof has provided or received any written notice of any intention to terminate or seek renegotiation of, any Material Contract, and as of the date of this Agreement and to the Company’s Knowledge, no other party to any Material Contract is in breach of or default under, or has provided or received any written notice of any intention to terminate or seek renegotiation of, any Material Contract, except in each case as would not have a Company Material Adverse Effect.  To the Company’s Knowledge, no event or circumstance has occurred that, with or without notice or lapse of time or both, would (i) constitute a breach of or event of default by the Company, (ii) result in a right of termination for the counterparty or (iii) cause or permit the acceleration of or other changes to any right of the counterparty or obligation of the Company under any Material Contract, except, in the case of clauses (i), (ii) and (iii), as would not have a Company Material Adverse Effect.

(c)                                  As used in this Agreement, “Material Contract” shall mean (x) any Disclosed Contract and (y) any of the following Contracts:

(i)                                     any Contract relating to Indebtedness of any Acquired Company in excess of $250,000 (whether incurred, assumed, guaranteed or secured by any asset);

(ii)                                  any Contract that prohibits the payment of dividends or distributions in respect of the capital stock of any Acquired Company, the pledging of the capital stock or other equity interests of any Acquired Company or the issuance of any guaranty by any Acquired Company;

(iii)                               any partnership, joint venture, strategic alliance, collaboration, co-promotion, supply, license or research and development project Contract that is material to the Company and its Subsidiaries, taken as a whole;

(iv)                              any Contract wherein any Acquired Company is the recipient of a license, covenant not to sue or assert, or immunity from suit under any material Intellectual Property rights of any other Person, except non-exclusive licenses to mass-produced Software generally commercially available for licensing by the general public;

(v)                                 any Contract wherein any Acquired Company grants a license, covenant not to sue or assert, or immunity from suit under any Intellectual Property rights of any material Acquired Company IP to any other Person;

(vi)                              any material Contract relating to the brigatinib launch; and

(vii)                           any Contract with any Affiliate, director, executive officer (as such term is defined in the Exchange Act), holder of 5% or more of the Shares or, to the Company’s Knowledge, any of their respective Affiliates (other than the Company) or immediate family members (other than offer letters that can be terminated at will without severance obligations and Contracts pursuant to Company Equity Awards).

Section 4.17                             Taxes.

(a)                                 Except as would not have a Company Material Adverse Effect: (i) the Company and each of the Company Subsidiaries have filed all Tax Returns required by Applicable Law to be filed by the Company or any of the Company Subsidiaries with any Taxing Authority when due (taking into account any available extensions) and in accordance with all Applicable Law; (ii) the Company and each of the Company Subsidiaries have maintained all required records prescribed by Applicable Law; (iii) all such Tax Returns and records are accurate and complete in all material respects; and (iv) the Company and each of the Company Subsidiaries have paid or withheld (or have had paid or withheld on their behalf) all Taxes required to be paid or withheld (whether or not shown on any Tax Return); except in each case of clauses (i), (ii),(iii) and (iv) with respect to matters for which adequate reserves, in accordance with GAAP, have been reflected in the consolidated financial statements included in the Company SEC Documents.

(b)                                 Except as would not have a Company Material Adverse Effect: (i) the Tax Returns of the Company and each of the Company Subsidiaries through the taxable year ended December 31, 2012 have been examined and closed or are Tax Returns with respect to which the applicable period for assessment under Applicable Law, after giving effect to extensions or waivers, has expired and (ii) neither the Company nor any of the Company Subsidiaries has granted any currently effective extension or waiver of the statute of limitations period applicable to any Tax Return of the Company or any of the Company Subsidiaries, which period (after giving effect to such extension or waiver) has not yet expired or has executed or filed any power of attorney with respect to Taxes.

(c)                                  Except as would not have a Company Material Adverse Effect: (i) no deficiencies for Taxes with respect to the Company or any of the Company Subsidiaries have been claimed, proposed or assessed in writing or, to the Company’s Knowledge, otherwise, by any Taxing Authority, except for deficiencies that have been paid or otherwise resolved or are being contested in good faith (and disclosed pursuant to clause (ii) of this Section 4.17(c)); (ii) there is no Proceeding in progress, pending or threatened against or with respect to the Company or any of the Company Subsidiaries in respect of any Tax; and (iii) since January 1, 2013, no claim has been made in writing or, to the Company’s Knowledge, otherwise, by a Taxing Authority in a jurisdiction where the Company or any of the Company Subsidiaries does not file

Tax Returns that the Company or the Company Subsidiaries is or may be subject to taxation or required to file Tax Returns in that jurisdiction.

(d)                                 There are no Liens for Taxes on any assets of the Company or any of the Company Subsidiaries, other than Permitted Liens, except for such Liens that would not have a Company Material Adverse Effect.

(e)                                  During the two-year period ending on the date of this Agreement, neither the Company nor any of the Company Subsidiaries was a “distributing corporation” or a “controlled corporation” in a transaction intended to be governed by Section 355 and Section 361 of the Code.

(f)                                   The Company is not a United States real property holding corporation within the meaning of Section 897 of the Code.

(g)                                  Neither the Company nor any of the Company Subsidiaries has participated in any “listed transaction”  within the meaning of Treasury Regulations Section 1.6011-4.

(h)                                 (i) Neither the Company nor any Company Subsidiary is or has ever been a member of an affiliated group of corporations (within the meaning of Section 1504(a) of the Code) or any group that has filed a combined, consolidated or unitary Tax Return (other than a group of which the Company and/or any Company Subsidiary are the only members) and (ii) neither the Company nor any Company Subsidiary has any liability for the Taxes of any Person (other than the Company or the Company Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Applicable Law), as a transferee or successor, by Contract, or otherwise.

(i)                                     Neither the Company nor any of the Company Subsidiaries (i) has applied for, been granted, or agreed to any accounting method change for which it will be required to take into account any adjustment under Section 481 of the Code or any similar provision of the Code or corresponding Tax Laws of any Taxing Authority, except for any such adjustment that would not have a Company Material Adverse Effect or (ii) will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (A) an installment sale or open transaction disposition made on or prior to the Closing Date, (B) a gain recognition agreement or closing agreement (whether under Section 7121 of the Code or under any corresponding provision of state, local or foreign Tax Law) executed on or prior to the Closing Date, (C) the utilization of dual consolidated losses described in U.S. Treasury Regulations issued under Code Section 1503(d) on or prior to the Closing Date or (D) an election pursuant to Section 108(i) of the Code made effective on or prior to the Closing Date.

(j)                                    Except for such agreements or arrangements that would not have a Company Material Adverse Effect, there are no Tax sharing agreements or similar arrangements, including Tax indemnity arrangements (other than commercial agreements or arrangements not primarily related to Taxes and entered into in the ordinary course of business) or other arrangements or practices with respect to any Tax (including any advance pricing agreement, closing agreement or other agreement relating to any Tax with any Taxing Authority) with respect to or involving the Company or any of the Company Subsidiaries, other than, in each case, any agreement or arrangement exclusively between or among the Company and any Company Subsidiary.

(k)                                 As of the date hereof, neither the Company nor any of the Company Subsidiaries has any limitation on the use of any net operating loss or Tax credit or other similar items imposed by Section 382 or Section 383 of the Code or imposed by Treasury Regulations issued pursuant to Section 1502 of the Code or imposed by any other provision of federal, state, local or foreign Law, excluding any limitation arising solely from the Transactions.

Section 4.18                             Employee Benefit Plans.

(a)                                 Section 4.18(a) of the Company Disclosure Schedules contains a correct and complete list identifying each material Company Employee Plan. “Company Employee Plan” means each “employee benefit plan,” as defined in Section 3(3) of ERISA (whether or not subject to ERISA), each employment, individual consulting, change of control, retention, severance or similar Contract, plan, program, agreement, arrangement or policy and each other Contract, plan agreement, arrangement or policy (written or oral) providing for compensation, bonuses, profit-sharing, savings, stock option, stock purchase or other stock-related rights or other forms of incentive or deferred compensation, vacation benefits, welfare benefits in the form of insurance (including any self-insured arrangements), health or medical benefits, employee assistance program, disability or sick leave benefits, workers’ compensation, supplemental unemployment benefits, post-employment or retirement benefits (including early retirement or compensation, pension, health, medical or life insurance benefits), supplemental retirement benefits (including termination indemnities and seniority payments), or any other similar fringe, welfare or other employee benefit Contract, plan, agreement, arrangement or policy that is maintained, administered or contributed to by the Company or any ERISA Affiliate of the Company for the benefit of or relating to any current or former employee, consultant, independent contractor, officer or director of the Company or any of the Company Subsidiaries (collectively, “Company Employees”), or with respect to which the Company or any of the Company Subsidiaries has any liability.  With respect to each material Company Employee Plan, the Company has made available to Parent complete and accurate copies, to the extent applicable to such Company Employee Plan, of: (A) the most recent annual report on Form 5500 required to have been filed with the IRS, including all schedules thereto; (B) the most recent determination letter (or, if applicable, advisory or opinion letter), if any, from the IRS; (C) the plan documents and summary plan descriptions and any material modifications thereto, or a written description of the material terms (if not in writing); (D) any related trust agreements, insurance Contracts, insurance policies or other documents of any funding arrangements; (E) any notices to or from the IRS or any office or representative of the U.S. Department of Labor (the “DOL”), the Pension Benefit Guaranty Corporation or any similar Governmental Authority relating to any pending and unresolved compliance issues, other than compliance issues that would not reasonably be expected to have a Company Material Adverse Effect; (F) if maintained outside the United States (the “International Employee Plans”), to the extent applicable, (x) the most recent annual report or similar compliance documents required to be filed with any Governmental Authority and (y) any document comparable to the determination letter reference under clause (B) above issued by a Governmental Authority relating to such International

Employee Plan’s registered or tax-qualified status; and (G) all current amendments, modifications or supplements to any such document.

(b)                                 Neither the Company nor any ERISA Affiliate of the Company sponsors, maintains or contributes or is obligated to contribute to, or has in the past six (6) years sponsored, maintained or contributed or has been obligated to contribute to, any Company Employee Plan (i) subject to Section 302 of ERISA, Section 412 of the Code or Title IV of ERISA, (ii) any defined benefit plan (as defined in Section 414 of the Code), whether or not subject to ERISA, (iii) any multiemployer plan within the meaning of Section 4001(a)(3) or 3(37) of ERISA or (iv) any multiple employer plan (as defined in Section 4063 or 4064 of ERISA).

(c)                                  Each Company Employee Plan that is intended to be qualified under Section 401(a) of the Code has received or is permitted to rely upon a favorable determination or opinion letter to the effect that such Company Employee Plans are qualified and the plans and trusts related thereto are exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, or has pending or has time remaining in which to file an application for such determination from the IRS, no such determination letter has been revoked and revocation has not been threatened, and to the Company’s Knowledge there exists no reason why any such determination or opinion letter would reasonably be expected to be revoked or not be issued or that would otherwise materially adversely affect the qualified status of any such Company Employee Plan.  To the Company’s Knowledge, no event has occurred with respect to any registered International Employee Plan that would result in the revocation of the registration of such International Employee Plan, or that would entitle any Person (without the consent of the sponsor of such International Employee Plan) to wind up or terminate any such International Employee Plan, in whole or in part.  Each Company Employee Plan has been maintained, operated and administered in compliance with its terms and with the requirements prescribed by Applicable Law, except where such noncompliance would not reasonably be expected to have a Company Material Adverse Effect.

(d)                                 To the Company’s Knowledge, neither the Company nor any of the Company Subsidiaries or any of their respective directors, officers, employees or agents has, with respect to any Company Employee Plan, engaged in or been a party to any non-exempt “prohibited transaction,” as such term is defined in Section 4975 of the Code or Section 406 of ERISA, that could reasonably be expected to result in the imposition of a future penalty assessed pursuant to Section 502(i) of ERISA or a tax imposed by Section 4975 of the Code, in each case applicable to the Company, any of the Company Subsidiaries or any Company Employee Plan or for which the Company or any of the Company Subsidiaries has any future indemnification obligation, except, in each case, as would not reasonably be expected to have a Company Material Adverse Effect.

(e)                                  Neither the execution or delivery of this Agreement nor the consummation of the Transactions will (either alone or together with any other event, other than events taken at the direction of Parent following the Effective Time), other than on account of such Company Employee’s holding Shares, (i) cause any payment or benefit to become due or payable, or required to be provided, to any Company Employee; (ii) increase the amount or value of any benefit, compensation or other material obligation otherwise payable or required to be provided to any such Company Employee; (iii) accelerate the time of payment or vesting of any such benefit or compensation; (iv) accelerate the time of or otherwise trigger any funding (through a grantor trust or otherwise) of any such compensation or benefits or (v) cause any amount to fail to be deductible by reason of Section 280G of the Code.  The information provided to Parent regarding the applicability and impact of Section 280G of the Code to the Company’s “disqualified individuals” (within the meaning of Section 280G(c) of the Code) in connection with the Transactions (the “Section 280G Information”) is accurate and complete as of the date provided, except as would not reasonably be expected to have a Company Material Adverse Effect.  There is no Contract to which the Company or any of the Company Subsidiaries is a party or by which the Company or any of the Company Subsidiaries is bound to compensate any Company Employee for excise taxes paid pursuant to Section 4999 of the Code.

(f)                                   Neither the Company nor any of the Company Subsidiaries has any liability in respect of post-retirement health, medical or life insurance benefits for retired, former or current employees or directors of the Company or the Company Subsidiaries except as required to comply with Section 4980B of the Code or any similar state law provision and except as would not reasonably be expected to have a Company Material Adverse Effect.

(g)                                  To the Company’s Knowledge, there is no action, suit, investigation, audit or proceeding pending against or involving or threatened against or involving any Company Employee Plan, the assets of any trust under any Company Employee Plan, or the plan sponsor, plan administrator or any fiduciary of any Company Employee Plan with respect to the administration or operation of such plans, before any arbitrator or any Governmental Authority, except as would not reasonably be expected to have a Company Material Adverse Effect.

(h)                                 With respect to the Company Employee Plans, there are no benefit obligations for which contributions have not been made or properly accrued to the extent required by GAAP.

(i)                                     With respect to each Company Employee Plan that is subject to Section 409A of the Code (i) such Company Employee Plan has been operated in material compliance with such section and all applicable regulatory guidance, and (ii) no benefit provided under such Company Employee Plan will trigger any reportable transaction under Section 409A of the Code, except, in the case of either clause (i) or (ii) above, for any noncompliance or any reportable transaction that have not had, and would not reasonably be expected to have, a Company Material Adverse Effect.  Neither the Company nor any Company Subsidiary is a party to, or otherwise obligated under, any Contract, plan or program that provides for the gross-up of Taxes imposed by Section 409A(a)(1)(B) of the Code.  To the Company’s Knowledge, each Company Stock Option is exempt from the additional tax and interest described in Section 409A(a)(1)(B) of the Code.

(j)                                    No contribution holidays have been taken under any of the International Employee Plans, and there have been no material withdrawals of assets or transfers from any International Employee Plan, except in accordance with Applicable Law.

Section 4.19                             Labor and Employment Matters.

(a)                                 Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company and each Company Subsidiary are in compliance with all Applicable Law respecting employment and employment practices, terms and conditions of employment, occupational safety and health and workers’ compensation, employee classification and wages and hours, including to the extent applicable, Title VII of the Civil Rights Act of 1964, as amended, the Equal Pay Act of 1967, as amended, the Age Discrimination in Employment Act of 1967, as amended, the Americans with Disabilities Act, as amended, and state anti-discrimination laws.  As of the date of this Agreement, except as would not reasonably be expected to have a Company Material Adverse Effect, (i) to the Company’s Knowledge, there are no charges, complaints, audits or investigations pending or scheduled by any Governmental Authority pertaining to the employment practices of the Company or any Company Subsidiary or otherwise threatened against the Company or any Company Subsidiary, (ii) to the Company’s Knowledge, no written complaints relating to employment practices of the Company or any Company Subsidiary have been made to any Governmental Authority or submitted to the Company or any Company Subsidiary, and (iii) to the Company’s Knowledge, neither the Company nor any of the Company Subsidiaries has any direct or indirect liability with respect to any misclassification of any person as an independent contractor rather than as an “employee,” or with respect to any Company Employee leased from another employer.

(b)                                 Neither the Company nor any Company Subsidiary is a party to, or otherwise bound by, any collective bargaining agreement, Contract or other agreement or understanding with a labor union, organization, group or association, works council or other employee representative body.  To the Company’s Knowledge, neither the Company nor any Company Subsidiary is subject to any charge, demand, petition or representation proceeding seeking to compel, require or demand it to bargain with any labor union, organization, group or association, works council or other employee representative body.  There is no pending or, to the Company’s Knowledge, threatened, labor strike, lockout, slowdown or work stoppage involving the Company or any Company Subsidiary or their employees, nor have there been any such labor strikes, lockouts, slowdowns or work stoppages in the last five (5) years.

(c)                                  Within the past ninety days, neither the Company nor any of the Company Subsidiaries has implemented any plant closing or layoff of employees that implicated the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar Law.

Section 4.20                             Insurance Policies.  Except as would not reasonably be expected to have a Company Material Adverse Effect, all insurance policies of the Acquired Companies relating to the business, assets and operations of the Acquired Companies in effect as of the date of this Agreement are in full force and effect, no notice of cancellation or modification has been received by the Company, and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default by any insured thereunder.

Section 4.21                             Environmental Matters.  Except as would not have a Company Material Adverse Effect:

(a)                                 Since January 1, 2014, the operations of the Company and the Company Subsidiaries have been and are in compliance in all material respects with all Environmental Law, which compliance has included obtaining, maintaining and complying with any Permits required under all Environmental Law necessary to operate its business.

(b)                                 As of the date of this Agreement, neither the Company nor any of the Company Subsidiaries is subject to any pending, or to the Company’s Knowledge, threatened claim, Proceeding or Order, in each case relating to or arising under Environmental Law .

(c)                                  To the Company’s Knowledge, there has been no Release or presence of or exposure to any Hazardous Substance that would reasonably be expected to result in liability or a requirement for investigation, notification or remediation by the Company or any of the Company Subsidiaries under any Environmental Law.

(d)                                 As of the date of this Agreement, the Acquired Companies have not received any written notice, report or other information of or entered into any legally-binding agreement, order, settlement, judgment, injunction or decree involving uncompleted, outstanding or unresolved violations, liabilities or requirements on the part of the respective Acquired Companies relating to or arising under Environmental Laws.

(e)                                  No Acquired Company has assumed, undertaken, or otherwise become subject to any liability of another Person relating to Environmental Laws other than any indemnities in Disclosed Contracts or Lease Agreements which have been Made Available to Parent.

Section 4.22                             Intellectual Property.

(a)                                 Section 4.22(a) of the Company Disclosure Schedules sets forth, with the owner, country(ies) or region, registration and application numbers and dates indicated, as applicable, all Company Owned IP that is issued or registered or that has been applied for and is pending issuance or registration with any Governmental Authority.  To the Company’s Knowledge, all fees, Taxes, annuities and other payments associated with filing, prosecuting, issuing, recording, registering or maintaining any Company Owned IP have been paid in full through the date hereof in a timely manner to the proper Governmental Authority.  The Company has taken all action reasonably necessary to file, prosecute and maintain all material Company Owned IP in full force and effect as of the date hereof. Except as indicated in Section 4.22(a) of the Company Disclosure Schedules, (i) all Company Owned IP is owned solely by an Acquired Company, (ii) the ownership of the entire right, title and interest with respect to Patents listed in Section 4.22(a) of the Company Disclosure Schedules and the complete chain of title starting with each inventor of a Patent is recorded with the applicable Governmental Authority solely in the name of an Acquired Company and (iii) to the Company’s Knowledge, all such Company Owned IP is active, valid and enforceable, except, in each case, as would not reasonably be expected to have a Company Material Adverse Effect.

(b)                                 Except as set forth in a Disclosed Contract, none of the Acquired Companies has licensed or otherwise granted any right to any Person under any Company Owned IP or otherwise agreed not to assert its rights in any Company Owned IP against any Person, except as would not reasonably be expected to have a Company Material Adverse Effect.  Except as set forth in a Disclosed Contract, no Acquired Company has been licensed or otherwise granted any rights to any Intellectual Property of any Person, except as would not reasonably be expected to have a Company Material Adverse Effect.

(c)                                  All former and current employees, consultants or contractors of each Acquired Company have executed and delivered valid, written instruments that assign to an Acquired Company all rights to any Intellectual Property conceived, reduced to practice, created or otherwise developed by them in the course of their performing services for an Acquired Company, except as would not reasonably be expected to have a Company Material Adverse Effect.  No director, officer, employee, consultant or contractor of any Acquired Company owns or claims any rights in (nor has any of them made application for) any Intellectual Property purported to be owned by or exploited by an Acquired Company, except as would not reasonably be expected to have a Company Material Adverse Effect.

(d)                                 Each Acquired Company has entered into confidentiality and nondisclosure agreements with all of its directors, officers, employees, consultants and contractors with access to the confidential Acquired Company IP, including the Trade Secrets therein, to protect the confidentiality and value thereof, except as would not reasonably be expected to have a Company Material Adverse Effect.  To the Company’s Knowledge, there has not been any breach by any of the foregoing to any such agreement, except as would not reasonably be expected to have a Company Material Adverse Effect.  Each Acquired Company has taken commercially reasonable measures at least commensurate with industry standards to maintain the confidentiality of all such information, in each such case using not less than a reasonable degree of care under the circumstances, except as would not reasonably be expected to have a Company Material Adverse Effect.

(e)                                  To the Company’s Knowledge, no Acquired Company infringes, misappropriates or otherwise violates, nor have any of them infringed, misappropriated or otherwise violated, any Intellectual Property right of any other Person since January 1, 2014, except as would not reasonably be expected to have a Company Material Adverse Effect.  To the Company’s Knowledge, the research, development, manufacture, marketing, sale or distribution, of any Product does not infringe, misappropriate or otherwise violate any Intellectual Property rights of any Person, except as would not reasonably be expected to have a Company Material Adverse Effect.  To Company’s Knowledge, there are no facts or circumstances as of the date hereof that indicate any Person is infringing upon any of the Company Owned IP, except as would not reasonably be expected to have a Company Material Adverse Effect.

(f)                                   To the Company’s Knowledge, no Company Owned IP was conceived, discovered, developed or otherwise made in connection with any research activities funded, in whole or in part, by the federal government of the United States or any agency thereof, except as would not reasonably be expected to have a Company Material Adverse Effect.

(g)           Neither the execution, delivery and performance of this Agreement will (i) contravene, conflict with, alter or impair, any of the Company’s rights in or to any Company Owned IP or Company Licensed IP exclusive to an Acquired Company, (ii) contravene, conflict with, alter or impair the validity, enforceability, ownership, priority, duration, scope or effectiveness of any Company Owned IP or Company Licensed IP exclusive to an Acquired Company, or (iii) otherwise trigger any additional payment obligations of any Acquired Company with respect to any Company Licensed IP exclusive to an Acquired Company, except, in each case, as would not reasonably be expected to have a Company Material Adverse Effect.

(h)           Except as set forth in Section 4.22(h) of the Company Disclosure Schedules, there has been no Proceeding pending, or to the Company’s Knowledge, threatened, whether or not resolved or settled, that (i) challenges the rights of any Acquired Company in respect of any Company Owned IP or Company Licensed IP exclusive to an Acquired Company or (ii) asserts that any Acquired Company is, was or will be infringing, misappropriating or otherwise violating any Intellectual Property of any other Person, except, in each case, as would not reasonably be expected to have a Company Material Adverse Effect.  Except as set forth in Section 4.22(h) of the Company Disclosure Schedules, none of the Company Owned IP is the subject of any order, decree or injunction of any Governmental Authority, except as would not reasonably be expected to have a Company Material Adverse Effect.  To the Company’s Knowledge, no Acquired Company has been subject to any order, decree or injunction of any Governmental Authority in respect of any other Person’s Intellectual Property, except as would not reasonably be expected to have a Company Material Adverse Effect.

(i)            To the Company’s Knowledge, the collection, acquisition, use, storage, transfer, distribution or dissemination by the Company or any of the Company Subsidiaries of any personally identifiable information of any third parties or of customers (or customers’ confidential information) (collectively, “Customer Data”) are in compliance with (i) all Applicable Law and (ii) the Company and each of the Company Subsidiaries’ privacy policies, in each case in all material respects, except, in each case, as would not reasonably be expected to have a Company Material Adverse Effect. The Company and the Company Subsidiaries maintain commercially reasonable policies, procedures and security measures with respect to the physical and electronic security and privacy of Customer Data, and the Company and the Company Subsidiaries are in compliance with such policies and procedures in all material respects, except as would not reasonably be expected to have a Company Material Adverse Effect. To the Company’s Knowledge, there have been no material breaches or violations of any such security measures, or any unauthorized access of any Customer Data.  No claim is pending against the Company or the Company Subsidiaries, nor to the Company’s Knowledge, threatened, relating to any such policy, Applicable Law in relation to Customer Data or any breach or alleged breach thereof, except as would not reasonably be expected to have a Company Material Adverse Effect.

Section 4.23          Real Property.

(a)           Neither the Company nor any of the Company Subsidiaries owns any real property.

(b)           Section 4.23(b) of the Company Disclosure Schedules sets forth a true and complete list of all real property leased, subleased, licensed or otherwise occupied by the Company or any of the Company Subsidiaries (each, a “Leased Property”). The Acquired Companies hold a valid and existing leasehold interest in each Leased Property, free and clear of all Liens other than Permitted Liens.  The Company has Made Available to Parent complete and correct copies of each material lease, sublease, license, sublicense or other occupancy agreement, in each case including all amendments thereto, demising any Leased Property to the Company or any Company Subsidiary (each, a “Lease Agreement”). All of the Lease Agreements for each Leased Property are valid and binding obligations of the Company or one of the Company Subsidiaries and, to the Company’s Knowledge, any other party thereto in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium and other similar Applicable Law affecting creditors’ rights generally and by general principles of equity, and are in full force and effect, except as would not have a Company Material Adverse Effect.  As of the date hereof, none of the Acquired Companies have received any written notice regarding any violation or breach or default under any Lease Agreement that has not since been cured, except for violations or breaches that do not have, and would not reasonably be expected to have, a Company Material Adverse Effect.

(c)           With respect to each Leased Property, neither the Company nor any of the Company Subsidiaries has subleased, licensed, sublicensed or otherwise granted anyone a right to use or occupy such Leased Property or any portion thereof, except as would not have a Company Material Adverse Effect.

Section 4.24          Health Regulatory Matters.

(a)           The Acquired Companies have filed with the applicable regulatory authorities (including the FDA or any other Governmental Authority performing functions similar to those performed by the FDA) for all Company Regulatory Permits and have made all required material filings, declarations, listings, registrations, reports or submissions, including but not limited to adverse event reports, except as would not have, and would not reasonably be expected to have a Company Material Adverse Effect. All such Company Regulatory Permits, filings, declarations, listings, registrations, reports or submissions were in material compliance with Applicable Law when filed, and, as of the date of this Agreement, no deficiencies have been asserted in writing by any applicable Governmental Authority to the Company with respect to any such Company Regulatory Permits, filings, declarations, listing, registrations, reports or submissions, except as would not have, and would not reasonably be expected to have, a Company Material Adverse Effect.

(b)           Except as has not had, and would not reasonably be expected to have a Company Material Adverse Effect, all preclinical and clinical studies or tests sponsored by, or on behalf of, the Acquired Companies, or to the Company’s Knowledge, used, or intended to be used, to support any filing or application for a Company Regulatory Permit, since January 1, 2014 have been conducted in material compliance with Applicable Law and applicable, rules, regulations and guidances, including Good Clinical Practices requirements and federal and state laws, rules, regulations and guidances restricting the use and disclosure of individually identifiable health information. Since January 1, 2014 and through the date of this Agreement, the Acquired Companies have not received any written notices or other correspondence from the FDA or any other foreign, federal, state or local governmental or regulatory authority performing functions similar to those performed by the FDA with respect to any ongoing clinical or pre-clinical studies or tests requiring the termination, suspension or material modification of such studies or tests.

(c)           To the Company’s Knowledge, no Acquired Company has (i) made an untrue statement of a material fact or fraudulent statement to the FDA or any other foreign, federal, state or local governmental or any regulatory authority performing functions similar to those performed by the FDA, or with respect to any Company Regulatory Permit, (ii) failed to disclose a material fact required to be disclosed to the FDA or (iii) committed any other act, made any statement or failed to make any statement, that (in any such case) establishes a reasonable basis for the FDA to invoke its Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities Final Policy, except, in each case, as would not have, and would not reasonably be expected to have a Company Material Adverse Effect. As of the date of this Agreement, no Acquired Company is the subject of any pending or, to the Company’s Knowledge, threatened investigation by the FDA pursuant to its Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities Final Policy. None of the Acquired Companies nor, to the Knowledge of the Company, any officers, employees or agents (including any clinical investigator or distributor) of the Acquired Companies has been suspended or debarred or convicted of any crime or engaged in any conduct that would reasonably be expected to result in (a) debarment under 21 U.S.C. Section 335a or any similar Applicable Law or (b) exclusion under 42 U.S.C. Section 1320a-7 or any similar Applicable Law, except, in each case, as would not have, and would not reasonably be expected to have a Company Material Adverse Effect.

(d)           Neither the Company nor any Company Subsidiary is party to or has any ongoing reporting obligations pursuant to or under any Order by any Company Regulatory Agency (including, for the avoidance of doubt, any corporate integrity agreement, monitoring agreement, deferred prosecution agreement, consent decrees, settlement orders or other similar agreements) and, to the Company’s Knowledge, no such Order is currently contemplated, proposed or pending.

(e)           Except as has not had, and would not reasonably be expected to have a Company Material Adverse Effect, each Acquired Company is in compliance and, since January 1, 2014, has been in compliance, in each case, in all material respects with all healthcare laws applicable to the operation of its business as currently conducted, including (i) any and all federal, state and local fraud and abuse laws, including the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7(b)), the civil False Claims Act (31 U.S.C. § 3729 et seq.) and the regulations promulgated pursuant to such statutes; (ii) the FDCA, (iii) the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information and Technology for Economic and Clinical Health Act, and the regulations promulgated pursuant thereto; (iv) Applicable Laws which are cause for exclusion from any federal health care program; and (v) Applicable Laws relating to the billing or submission of claims, collection of accounts receivable, underwriting the cost of, or provision of management or administrative services in connection with, any and all of the foregoing, by an Acquired Company. No Acquired Company, nor its officers, employees, representatives or agents (in each case, acting in the capacity of an employee or representative of any Acquired Company), is subject to any enforcement, regulatory or administrative proceedings against or affecting the Acquired Company relating to or arising under the FDCA, the Anti-Kickback Statute, or similar Applicable Law, and, to the Company’s knowledge, as of the date of this Agreement, no such enforcement, regulatory or administrative proceeding has been threatened in writing, except, in each case, as would not have, and would not reasonably be expected to have a Company Material Adverse Effect.

(f)            Since January 1, 2014, neither the Company nor any Company Subsidiary has voluntarily or involuntarily initiated, conducted or issued, caused to be initiated, conducted or issued any recall, removal, market withdrawal, replacement, field action, safety alert, warning, “dear doctor” letter, investigator notice, or other notice or action to wholesalers, distributors, retailers, healthcare professionals or patients (collectively, a “Recall”) relating to any Product, except as (with respect to Recalls other than Class I Recalls as formally classified by FDA) would not have a Company Material Adverse Effect. To the Company’s Knowledge, neither the Company nor any Company Subsidiary has received since January 1, 2014, any written notice from the FDA or any other Company Regulatory Agency requesting or requiring, (i) the Recall of any Product sold or intended to be sold by the Company or any Company Subsidiary, (ii) a material adverse change in the labeling of any Product, (iii) a termination, enjoinment or suspension of the research, development, manufacturing, marketing, or distribution of any Product or (iv) a negative change in the coverage or reimbursement status of a Product or procedure using a Product, that in each case, would have a Company Material Adverse Effect.

(g)           To the Knowledge of the Company, the Company has Made Available to Parent complete and accurate copies of (i) each Investigational New Drug application and new drug application submitted to the FDA, the European Medicines Agency (“EMA”) or any other Governmental Authority by or on behalf of the Company or any Company Subsidiary, including any supplements thereto, (ii) all final study results and/or reports relating to the Company’s Product brigatinib, (iii) all correspondence to or from the FDA, the EMA or any comparable Governmental Authority, including meeting minutes and records of material contacts, in each case relating to the Company’s Product brigatinib, (iv) all documents in the Company’s and any of the Company Subsidiaries’ possession related to inspections by the FDA, the EMA or comparable Governmental Authority, in each case relating to the Company’s Product brigatinib and (v) all information relating to adverse drug experiences obtained or otherwise received by the Company or any of the Company Subsidiaries from any source with respect to any Product; provided that any such copies not so provided do not contain information that would, in each case, have a Company Material Adverse Effect.

Section 4.25          Sanctions Laws.

(a)           Since January 1, 2014, no Acquired Company has been in material violation of, or, to the Company’s Knowledge as of the date hereof, has been investigated for, or charged by any Governmental Authority with a material violation of, any Sanctions Laws, and there are not now, nor have there been since January 1, 2014 and prior to the date hereof, any Proceedings, allegations, or inquiries pending or, to the Company’s Knowledge, overtly threatened against the Acquired Companies concerning violations of any Sanctions Law. The Acquired Companies have instituted and maintains policies and procedures reasonably designed to ensure compliance with all applicable Sanctions Laws.

(b)           None of the Acquired Companies nor any director or officer of any Acquired Company, is a Sanctioned Person.  To the Company’s Knowledge, no Sanctioned Person or group of Sanctioned Persons beneficially owns more than five percent (5%) of the Company.

(c)           To the Company’s Knowledge, since January 1, 2014, none of the Acquired Companies, directly or indirectly, has had any Transactions with or investments in any Sanctioned Person or Sanctioned Country.

Section 4.26          Interested Party Transactions.  Except as disclosed in the Company SEC Documents, since the Audited Balance Sheet Date through the date hereof, no event has occurred, that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K.

Section 4.27          Brokers’ Fees.  Except for J.P. Morgan Securities LLC, Goldman, Sachs & Co. and Lazard Frères  & Co. LLC, copies of whose engagement agreements (and all indemnification and other agreements related to such engagements) have been Made Available to Parent, there is no investment banker, broker, finder or other agent or intermediary that has been retained by or is authorized to act on behalf of the Company or any of the Company Subsidiaries, their respective Affiliates, or any of their respective executive officers or directors in their capacities as executive officers or directors, who is entitled to any financial advisory, banking, broker’s, finder’s or similar fee or commission in connection with the Offer, the Merger or any of the other Transactions.

Section 4.28          Opinion of Financial Advisor.  The Company Board has received the separate opinions of J.P. Morgan Securities LLC, Goldman, Sachs & Co. and Lazard Frères  & Co. LLC to the effect that, as of the date of each such opinion and subject to the limitations, qualifications, assumptions and conditions set forth therein, the Per Share Amount to be paid to the holders of Shares in the Offer and the Merger is fair, from a financial point of view, to such holders.  A signed copy of each such opinion shall be delivered to Parent as soon as practicable for information purposes only.

Section 4.29          No Other Representations or Warranties.  Except for the representations and warranties expressly set forth in this Article 4, none of the Company or any of its Affiliates nor any other Person on behalf of any of them makes or has made any express or implied representation or warranty with respect to the Company, the Company Subsidiaries or their respective businesses or with respect to any other information provided, or Made Available, to Parent, Merger Sub or their respective Representatives or Affiliates in connection with the Transactions, including the accuracy or completeness thereof.  The Company acknowledges and agrees that, except for the representations and warranties made by Parent and Merger Sub in Article 5 (as qualified by the applicable items disclosed in the Parent Disclosure Schedules), none of Parent, Merger Sub or any other Person is making or has made any representations or warranty, expressed or implied, at law or in equity, with respect to or on behalf of Parent, Merger Sub or any of their Subsidiaries, their businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding Parent, Merger Sub or any of their Subsidiaries or any other matter furnished or provided to the Company or made available to the Company or its Representatives in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, this Agreement or the Transactions. The Company is not relying upon and specifically disclaims that it is relying upon or has relied upon any such other representations or warranties that may have been made by any Person, and acknowledges and agrees that Parent, Merger Sub and their Affiliates have specifically disclaimed and do hereby specifically disclaim any such other representations and warranties.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in the Parent Disclosure Schedules (each section of which qualifies the correspondingly numbered and lettered representation and warranty in this Article 5 to the extent specified therein and the representations and warranties in such other applicable sections of this Agreement to the extent that the disclosure on its face is reasonably apparent upon reading the disclosure contained in such section of the Parent Disclosure Schedules that such disclosure is responsive to such other numbered and lettered Section of this Article 5) delivered by Parent and Merger Sub to the Company prior to or simultaneously with the execution of this Agreement (the “Parent Disclosure Schedules”), each of Parent and Merger Sub hereby represents and warrants to the Company as follows:

Section 5.01          Corporate Existence and Power.  Each of Parent and Merger Sub is a corporation duly incorporated, validly existing and in good standing (to the extent a concept of “good standing” is applicable) under the Applicable Laws of its jurisdiction of formation and has full power and authority required to carry on its business as now conducted in all material respects.

Section 5.02          Authorization; Enforceability.  Each of Parent and Merger Sub has full power and authority to enter into this Agreement and to consummate the Transactions.  The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Transactions have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub.  Each of Parent and Merger Sub has duly executed and delivered this Agreement, and, assuming due authorization, execution and delivery by the Company, this Agreement constitutes a valid and binding agreement of each of Parent and Merger Sub, enforceable against each such Person in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium and other similar Applicable Law affecting creditors’ rights generally and by general principles of equity.

Section 5.03          Governmental Authorization.  The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Transactions require no action by or in respect of, or filing with, any Governmental Authority, other than (i) the filing of the Certificate of Merger with the Office of the Secretary of State of the State of Delaware and appropriate corresponding documents with the appropriate authorities of other states in which the Parent and Merger Sub are qualified to transact business, (ii) compliance with and filings pursuant to any applicable requirements of the HSR Act and any other applicable Antitrust Laws, (iii) the filing with the SEC of (A) the Offer

Documents and the Schedule 14D-9 and (B) any other filings and reports that may be required in connection with this Agreement and the Transactions under the Exchange Act, (iv) compliance with any applicable requirements of the Securities Act, the Exchange Act and any other applicable securities laws and stock exchange rules and (v) any actions or filings the absence of which would not have a Parent Material Adverse Effect.

Section 5.04          Non-contravention.  The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Transactions do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the Organizational Documents of Parent or Merger Sub, (ii) assuming compliance with the matters referred to in Section 5.03, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law or Order, or (iii) require any consent or approval under, violate, conflict with, result in any breach of or any loss of any benefit under, constitute a change of control or default under, or result in termination or cancellation or give to others any right of termination, vesting, amendment, acceleration or cancellation (in each case, with or without notice or lapse of time or both) of any Contract to which Parent, Merger Sub or any other Subsidiary of Parent is a party, or by which they or any of their respective properties or assets may be bound or affected, with such exceptions, in the case of each of clauses (ii) and (iii) above, as would not have a Parent Material Adverse Effect.

Section 5.05          Capitalization and Operation of Merger Sub.  As of the date of this Agreement, the authorized capital stock of Merger Sub consists of 100 shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding.  All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned indirectly by Parent.  Merger Sub has been formed solely for the purpose of engaging in the Transactions and prior to the Effective Time will have engaged in no other business activities and will have incurred no liabilities or obligations other than as contemplated hereby.

Section 5.06          No Vote of Parent Stockholders; Required Approval.  No vote or consent of the holders of any class or series of capital stock of Parent or the holders of any other securities of Parent (equity or otherwise) is necessary to adopt this Agreement, or to approve the Merger or the other Transactions.  The vote or consent of Parent or a wholly-owned Subsidiary of Parent as the sole stockholder of Merger Sub is the only vote or consent of the holders of any class or series of capital stock of Merger Sub necessary to approve the Merger and adopt this Agreement, which consent shall be given immediately following the execution of this Agreement.

Section 5.07          Disclosure Documents.  None of the information supplied or to be supplied by Parent or Merger Sub specifically for inclusion or incorporation by reference in the Offer Documents or the Schedule 14D-9 will, at the time such document is filed with the SEC, at any time it is amended or supplemented or at the time it is first published, sent or given to the holders of Shares, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.  The Offer Documents and each document required to be filed by Parent or Merger Sub with the SEC in connection with the Offer will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder.  No representation or warranty is made by Parent or Merger Sub with respect to statements made or incorporated by reference therein based on information supplied by the Company in writing for inclusion or incorporation by reference in the Offer Documents.

Section 5.08          Litigation.  As of the date of this Agreement, (a) there is no Proceeding pending against or, to the knowledge of Parent, overtly threatened against, Parent or any of its Subsidiaries and (b) neither Parent nor any of its Subsidiaries is subject to any outstanding Order, which in either case, has had or if resolved adversely would have a Parent Material Adverse Effect.

Section 5.09          Available Funds.  Parent and Merger Sub have access to, and at all times through the consummation of the Offer and the Effective Time will have access to, all funds necessary for the payment of the aggregate Per Share Amount, as the case may be, as provided in Article 2 and sufficient for the satisfaction of all of Parent’s and Merger Sub’s obligations under this Agreement.

Section 5.10          Ownership of Company Common Stock.  None of Parent, Merger Sub or any of their respective controlled Affiliates directly or indirectly “owns,” and at all times during the three-year period prior to the date of this Agreement none of Parent, Merger Sub or any of their respective controlled Affiliates directly or indirectly has “owned,” beneficially or otherwise, any of the outstanding shares of Company Common Stock, as those terms are defined in Section 203 of the DGCL.  Neither Parent nor Merger Sub is, or for the three (3) years prior to the date of this Agreement has been, an “interested stockholder” of the Company under Section 203(c) of the DGCL.

Section 5.11          No Other Representations or Warranties.  Except for the representations and warranties expressly set forth in this Article 5, none of Parent, Merger Sub or any of its Affiliates nor any other Person on behalf of any of them makes or has made any express or implied representation or warranty with respect to Parent, its Subsidiaries or their respective businesses or with respect to any other information provided, or made available, to the Company, the Company Subsidiaries or their respective Representatives or Affiliates in connection with the Transactions, including the accuracy or completeness thereof.  Parent and Merger Sub acknowledge and agree that, except for the representations and warranties made by the Company in Article 4 (as qualified by the applicable items disclosed in the Company Disclosure Schedules), neither the Company nor any other Company Related Party is making or has made any representations or warranties, expressed or implied, at law or in equity, with respect to or on behalf of the Company or any of the Company Subsidiaries, their businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding the Company or any of the Company Subsidiaries or any other matter furnished or provided to Parent or Merger Sub or made available to Parent, Merger Sub or their Representatives in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, this Agreement or the Transactions. Parent and Merger Sub are not relying and specifically disclaim that they are relying upon or have relied upon any such other representations or warranties that may have been made by any Person, and acknowledge and agree that the Company and its Affiliates have specifically disclaimed and do hereby specifically disclaim any such other representations and warranties. Parent and Merger Sub have conducted their own independent investigation of the Company and the Company Subsidiaries and the Transactions and have had an opportunity to discuss and ask questions regarding the Company and the Company Subsidiaries’ businesses with the management of the Company.

ARTICLE 6
COVENANTS

Section 6.01          Conduct of the Company.

(a)           During the period commencing on the date of this Agreement and ending on the earlier of the termination of this Agreement in accordance with Article 8 and the Effective Time (the “Pre-Closing Period”), except for matters (w) set forth in Section 6.01 of the Company Disclosure Schedules, (x) required by Applicable Law, (y) expressly required by this Agreement or (z) undertaken with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause each of the Company Subsidiaries to, conduct its business in the ordinary course, consistent with past practice, and use its respective commercially reasonable efforts to (i) preserve intact the material aspects of their business organizations, assets and technology, (ii) keep available the services of its officers and key employees of the Company and the Company Subsidiaries, (iii) maintain in effect all of its material Permits and (iv) maintain and preserve its material relationships with material customers, lenders, vendors, service providers, suppliers, licensors, licensees, distributors and others having material business relationships with the Company or any of the Company Subsidiaries; provided, however, that no action permitted to be taken by the Company or any Company Subsidiary under clause (i) through (xxi) of Section 6.01(b) without Parent’s consent shall be deemed a breach of the preceding sentence unless such action would constitute a breach of such specific provision.

(b)           Without limiting the generality of the foregoing in Section 6.01(a) and except for matters (w) set forth in Section 6.01 of the Company Disclosure Schedules, (x) required by Applicable Law, (y) expressly required by this Agreement or (z) undertaken with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall not, nor shall it permit any of the Company Subsidiaries to:

(i)            amend the Organizational Documents of the Company or, the Organizational Documents of any of the Company Subsidiaries (whether by merger, consolidation or otherwise);

(ii)           issue, sell, grant, pledge or otherwise dispose of or grant or suffer to exist any Lien with respect to the Company’s or any of the Company Subsidiaries’ capital stock, or grant any options, warrants or other rights to acquire any such capital stock or other interest or any instrument convertible into or exchangeable or exercisable for any such capital stock or other interest, other than the issuance of shares of Company Common Stock (A) subject to Section 6.11, upon the conversion of a Convertible Note in accordance with the terms of the Company Indenture or (B) upon the exercise of Company Stock Options outstanding as of the date of this Agreement pursuant to existing Company Stock Plans or pursuant to the terms of the Company Restricted Stock Units or Company Performance Stock Units that are outstanding on the date of this Agreement, in each case in accordance with the applicable Company Stock Plan’s and Company Equity Award’s terms as in effect on the date of this Agreement, or upon the exercise of Company Stock Options or settlement of Company Restricted Stock Units granted in accordance with Section 6.01(b)(xviii) below;

(iii)          amend any term of any Company Security or any security of any of the Company Subsidiaries (in each case, whether by merger, consolidation or otherwise);

(iv)          adopt any plan of merger, consolidation, reorganization, liquidation or dissolution of the Company or any of the Company Subsidiaries, file a petition in bankruptcy under any provisions of federal or state bankruptcy Applicable Law on behalf of the Company or any of the Company Subsidiaries or consent to the filing of any bankruptcy petition against the Company or any of the Company Subsidiaries under any similar Applicable Law;

(v)           create any Subsidiary of the Company or any of the Company Subsidiaries;

(vi)          (A) establish a record date for, declare, accrue, set aside or pay any dividend or make any other distribution on or in respect of (whether in cash, stock, property or otherwise) the Company’s or any of the Company Subsidiaries’ capital stock or other securities (other than to the Company or one of the wholly-owned Company Subsidiaries) or (B) redeem, repurchase or otherwise reacquire, split, combine or reclassify any Company Securities or capital stock of the Company or any of the Company Subsidiaries or otherwise change the capital structure of the Company or any of the Company Subsidiaries;

(vii)         make any material changes in any accounting methods, principles or practices except as required by a change in GAAP or required by Applicable Law;

(viii)        change in any material respect the policies or practices regarding accounts receivable or accounts payable or fail to manage working capital in all material respects in accordance with past practices;

(ix)          except (A) Contracts described in Section 4.16(a)(i) in the ordinary course of business (to the extent any such Contract is not also (i) a Lease Agreement or (ii) described in any other clause of Section 4.16(a) or any clause of Section 4.16(c)) or (B) in connection with any indebtedness incurred in accordance with Section 6.01(b)(xi), accelerate, terminate, cancel, exercise or fail to exercise an expiring renewal option, materially amend, grant a material waiver under or otherwise materially modify (x) any Material Contract or Lease Agreement or any Contract that would constitute a Material Contract or a new Lease Agreement if in effect as of the date of this Agreement or (y) enter into Contract that would constitute a Material Contract or a new Lease Agreement if in effect as of the date of this Agreement;

(x)           make any capital expenditure other than (A) capital expenditures not contemplated by the following clause (B) that are no more than $750,000 in the aggregate and are incurred in the ordinary course of business consistent with past practice and (B) any capital expenditure made in accordance with the Company’s 2017 annual budget previously Made Available to Parent;

(xi)          incur, assume or guarantee any Indebtedness to any Person (other than (x) to the Company or one of the wholly-owned Company Subsidiaries or (y) short-term borrowings of not more than $500,000 in the aggregate, incurred in the ordinary course of business consistent with past practice);

(xii)         grant or suffer to exist any material Liens on any properties or assets of the Company or any of the Company Subsidiaries that are material to the Company and the Company Subsidiaries, taken as a whole, other than Permitted Liens (other than in respect of clause (vii) thereof);

(xiii)        make any capital investment in or loan or advance to, or forgive any loan to, any other Person except for (A) loans, capital contributions, advances or investments between the Company and any wholly-owned Company Subsidiary or between wholly-owned Company Subsidiaries, (B) advances not exceeding $1,000,000 in the aggregate outstanding at any time to employees and consultants for travel and other business-related expenses in the ordinary course of business consistent with past practices;

(xiv)        other than in the ordinary course of business and other than with respect to Intellectual Property rights of the Acquired Companies (which shall be the subject to and governed by Section 6.01(b)(xix)), acquire, sell, lease, sublease, license, sublicense, abandon, waive, relinquish, transfer, pledge, abandon, assign, swap, mortgage or otherwise dispose of or subject to any Lien any of the material assets, properties or rights of the Company or any of the Company Subsidiaries;

(xv)         purchase or acquire, directly or indirectly (including by merger, consolidation, or acquisition of stock or assets or any other business combination), any corporation, partnership, other business organization or division thereof or any other business or all or substantially all of the assets of any Person;

(xvi)        enter into a new line of business or abandon or discontinue any existing line of business;

(xvii)       settle, pay, discharge or satisfy any Proceeding, other than any settlement, payment, discharge or satisfaction that does not relate to any Stockholder/Transaction Litigation and (1) either (x) results solely in a monetary obligation involving only the payment of monies by the Company and/or the Company Subsidiaries of not more than $500,000 in the aggregate (excluding any settlements made under the following clause (y)), or (y) results solely in a monetary obligation that is funded by an indemnity obligation to, or an insurance policy of, any Acquired Company and the payment of monies by the Acquired Companies that are not more than $500,000 in the aggregate (not funded by an indemnity obligation or through insurance policies) and (2) would not involve any admission of guilt or impose any material restrictions or limitations upon the operations or business of the Company or any of the Company Subsidiaries, whether before, on or after the Effective Time; provided, that the settlement, release, waiver or compromise of any Stockholder/Transaction Litigation shall be subject to Section 6.12;

(xviii)      except as required by Applicable Law or agreements, plans or arrangements existing on the date hereof, (A) increase the compensation payable or that could become payable by the Company or any of the Company Subsidiaries to directors, officers or employees, other than increases with respect to Company Employees who are not directors or executive officers in the ordinary course of business in connection with the Company’s or any Company Subsidiary’s annual merit-based compensation review process or discretionary bonus practices, (B) enter into any new, or amend in any material respect, any existing employment, indemnification, severance, retention, change in control or similar agreement with any of its past or present directors, officers or employees, (C) establish, adopt, enter into, amend, terminate, or take any action to accelerate rights under any Company Employee Plans or any plan, agreement, program, policy, trust, fund or other arrangement that would be a Company Employee Plan if it were in existence as of the date of this Agreement, (D) enter into any third-party Contract with respect to a Company Employee Plan (including Contracts for the provision of services to such Company Employee Plan, including benefits administration) having a term of greater than one (1) year, (E) fund any rabbi trust or similar arrangement, (F) grant or amend any equity or equity-based awards except as required by existing Company Stock Plans, other than the payment of regular director compensation in the form of Company Equity Awards in a manner consistent with past practice or in accordance with director deferral elections in effect as of the date hereof, or (G) hire any officer, employee, independent contractor or consultant, other than in sales positions with an annual base salary less than $200,000, or, other than in the ordinary course of business consistent with past practice, terminate the employment or services (other than for cause) of any officer, employee, independent contractor or consultant;

(xix)        sell, license, sublicense, covenant not to sue under, abandon, assign, transfer, disclose, create any Lien on (other than Permitted Liens), or otherwise grant any rights under any Company Owned IP, or amend, renew, terminate, sublicense, assign or otherwise modify any license or other agreement by the Company or any Company Subsidiary with respect to any Company Licensed IP;

(xx)         settle or compromise any claim relating to an amount of Taxes exceeding $500,000, agree to any material adjustment of any Tax attribute or Tax Incentive, consent to any extension or waiver of the statute of limitations period applicable to an amount of Taxes exceeding $500,000, enter into any closing agreement with respect to an amount of Taxes exceeding $500,000, amend any Tax Return relating to an amount of Taxes exceeding $500,000, make any material change in any of the methods, principles or practices used by it for Tax accounting except as required by Applicable Law, or file any material Tax election or any election pursuant to Section 7701 of the Code and the Treasury Regulations thereunder, other than a “protective” election pursuant to Section 7701 of the Code and the Treasury Regulations thereunder, with respect to any material Company Subsidiary;

(xxi)        enter into any material transaction or Contract with any Affiliate, holder of five percent (5%) or more of the Shares, director or executive officer of the Company or any of the Company Subsidiaries or enter into any other material transaction or Contract with any other Person that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K under the Exchange Act;

(xxii)       authorize any of, or agree or commit to take, any of the actions described in the foregoing clauses (i) through (xxi) of this Section 6.01(b).

(c)           Notwithstanding anything to the contrary in this Section 6.01, the parties hereto acknowledge and agree that nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s operations (including for purposes of the HSR Act) prior to the consummation of the Offer.  Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions hereof, complete control and supervision over its operations.

Section 6.02          Unsolicited Proposals.

(a)           Except as permitted by this Section 6.02, from the date of this Agreement until the consummation of the Offer or, if earlier, the termination of this Agreement in accordance with its terms, the Acquired Companies shall not, and shall direct their respective Representatives not to, directly or indirectly (i) initiate, solicit or knowingly encourage or knowingly facilitate the making of any Acquisition Proposal or any inquiry, proposal or request for information that could reasonably be expected to lead to, or result in, an Acquisition Proposal, (ii) other than informing Third Parties of the existence of the provisions contained in this Section 6.02, engage in, continue or otherwise participate in negotiations or discussions with, or furnish any non-public information concerning the Company or any of the Company Subsidiaries to, any Third Party in connection with or for the purpose of knowingly encouraging or knowingly facilitating an Acquisition Proposal or any inquiry, proposal or request for information that could reasonably be expected to lead to, or result in, an Acquisition Proposal, (iii) enter into any letter of intent, acquisition agreement, agreement in principle or similar agreement with respect to an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal or (iv) resolve or agree to do any of the foregoing.  Promptly following the execution of this Agreement, on the date hereof, the Acquired Companies shall, and shall direct their respective Representatives to, (A) cease and cause to be terminated all existing discussions or negotiations with any Person conducted heretofore with respect to any Acquisition Proposal or any inquiry, or request for information that could reasonably be expected to lead to, or result in, an Acquisition Proposal and (B) terminate access by any Third Party to any physical or electronic data room relating to any potential Acquisition Transaction.  Within three (3) Business Days of the execution of this Agreement, the Company shall request the prompt return or destruction of any confidential information provided to any Third Party within the twelve (12) months immediately preceding the date of this Agreement in connection with a proposed Acquisition Transaction.  Notwithstanding anything herein to the contrary, the Company shall be permitted to grant waivers of, and not enforce, any standstill provision or similar provision that has the effect of prohibiting the counterparty thereto from making a private Acquisition Proposal to the Company Board.

(b)           Notwithstanding anything to the contrary contained in this Agreement, if prior to the consummation of the Offer the Company receives a bona fide written Acquisition Proposal (which Acquisition Proposal was made after the date of this Agreement and did not result from a breach of this Section 6.02), and the Company Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal constitutes, or could reasonably be expected to lead to, a Superior Proposal, then the Company and its Representatives may, subject to compliance with this Section 6.02, do any or all of the following: (i) furnish any information and reasonable access to any Third Party making such Acquisition Proposal; provided, that (A) prior to furnishing any information, the Company receives from such Third Party an executed Acceptable Confidentiality Agreement and (B) any such non-public information so furnished has been previously provided or made available to Parent or is provided or made available (including through the Data Room) to Parent promptly (and in any event no later forty-eight (48) hours) after it is so furnished to such Third Party or (ii) participate or engage in negotiations or discussions with the Person or group making such Acquisition Proposal and its Representatives regarding such Acquisition Proposal.

(c)           Except as set forth in this Section 6.02, neither the Company Board nor any committee thereof shall (i) (A) withdraw (or modify, amend or qualify in a manner adverse to Parent or Merger Sub), or propose publicly to withdraw (or modify, amend or qualify in a manner adverse to Parent or Merger Sub), the Board Recommendation, (B) approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, any Acquisition Proposal (it being understood that failing to recommend the rejection of any Acquisition Proposal that is a tender offer or exchange offer within ten (10) Business Days after the commencement of such tender offer or exchange offer shall be considered an adverse modification), (C) after public announcement of an Acquisition Proposal (other than in connection with the commencement of a tender offer or exchange offer), fail to publicly confirm that the Company Board has not changed the Board Recommendation within three (3) Business Days after a written request by Parent to do so (or, if earlier, by the close of business on the Business Day immediately preceding the scheduled date of the consummation of the Offer) or (D) fail to include the Board Recommendation in the Schedule 14D-9 when disseminated to the Company’s stockholders (any action described in this clause (i) being referred to as a “Change in Recommendation”) or (ii) approve or recommend, or propose publicly to approve or recommend, or enter into, any Contract, letter of intent, or memorandum of understanding with respect to any Acquisition Proposal, other than an Acceptable Confidentiality Agreement (an “Alternative Acquisition Agreement”).

(d)           Notwithstanding anything to the contrary contained in this Agreement, at any time prior to the consummation of the Offer, the Company Board may make a Change in Recommendation in response to an Intervening Event if (i) the Company Board determines in good faith, after consultation with its outside legal counsel, that the failure to do so would reasonably be expected to be inconsistent with the Company Board’s fiduciary duties under Applicable Law, (ii) (A) the Company shall have provided Parent four (4) Business Days’ prior written notice prior to making any such Change in Recommendation, which notice shall describe the Intervening Event in reasonable detail and which notice shall not constitute a Change in Recommendation and (B) if requested by Parent in good faith, during such four (4) Business Day period after providing such notice, negotiate in good faith with respect to any revisions to the terms of this Agreement or another proposal to the extent proposed by Parent so that a Change in Recommendation would no longer be necessary, and (iii) after giving effect to the revisions and proposals contemplated by the foregoing clause (ii), if any, after consultation with outside legal counsel, the Company Board shall have determined in good faith that failure to make the Change in Recommendation in response to such Intervening Event would reasonably be expected to be inconsistent with its fiduciary duties under Applicable Law.  For the avoidance of doubt, the provisions of this Section 6.02(d) shall also apply to any material change in the event, occurrence or fact relating to such Intervening Event and require a new notice from the Company pursuant to Section 6.02(d)(ii), except that the references to four (4) Business Days in this Section 6.02(d) shall be deemed to be two (2) Business Days.

(e)           Notwithstanding anything to the contrary contained in this Agreement, at any time prior to the consummation of the Offer if, (i) in response to a bona fide written Acquisition Proposal made after the date of this Agreement and not withdrawn that did not result from a breach of this Section 6.02, the Company Board determines in good faith (after consultation with its outside counsel and financial advisors) that such Acquisition Proposal constitutes a Superior Proposal and (ii) the failure to do so would reasonably be expected to be inconsistent with its fiduciary obligations under Applicable Law, (A) subject to compliance with Section 6.02(f), the Company Board may make a Change in Recommendation or (B) the Company may terminate this Agreement pursuant to Section 8.01(d)(i) in order to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal; provided, however, that the Company shall not terminate this Agreement pursuant to Section 8.01(d)(i) unless the Company (x) has complied with its obligations under Section 6.02(f), (y) pays, or causes to be paid, to Parent the Termination Fee payable pursuant to Section 9.04(b) prior to or concurrently with to such termination and (z) concurrently with such termination, enters into a definitive Alternative Acquisition Agreement that documents the terms and conditions of such Superior Proposal.

(f)            Notwithstanding anything to the contrary contained in this Agreement, the Company shall not be entitled to make a Change in Recommendation pursuant to Section 6.02(e) or terminate this Agreement pursuant to Section 8.01(d)(i) unless (x) the Company shall have provided to Parent four (4) Business Days’ prior written notice (the “Superior Proposal Notice”), which notice shall not constitute a Change in Recommendation, advising Parent that the Company intends to take such action (and specifying, in reasonable detail, the reasons for such action and the material terms and conditions of any such Superior Proposal), and (y):

(i)            during such four (4) Business Day period, if requested by Parent in good faith, the Company and its Representatives shall have engaged in good faith negotiations with Parent regarding changes to the terms of this Agreement intended by Parent to cause such Acquisition Proposal to no longer constitute a Superior Proposal; and

(ii)           the Company Board shall have considered any adjustments to this Agreement (including a change to the price terms hereof) and any other agreements that may be proposed in writing by Parent (the “Proposed Changed Terms”) no later than 11:59 p.m., New York City time, on the fourth (4th) Business Day of such four (4) Business Day period and shall have determined in good faith (after consultation with its outside legal counsel and financial advisors) that the Superior Proposal would continue to constitute a Superior Proposal if such Proposed Changed Terms were to be given effect, and that the failure to make the Change in Recommendation or terminate this Agreement pursuant to Section 8.01(d)(i) would reasonably be expected to be inconsistent with its fiduciary obligations of the Company Board under Applicable Law.

For the avoidance of doubt, any (1) material revisions to the terms of a Superior Proposal or (2) material revisions to an Acquisition Proposal that the Company Board had determined no longer constitutes a Superior Proposal, shall constitute a new Acquisition Proposal and shall in each case require the Company to deliver to Parent a new Superior Proposal Notice, except that the references to four (4) Business Days in this Section 6.02(f) shall be deemed to be two (2) Business Days.

(g)           The Company shall promptly (and in any event no later than the earlier to occur of (i) one (1) Business Day and (ii) forty-eight (48) hours after receipt) advise Parent orally or in writing in the event that the Company receives any Acquisition Proposal or any inquiry, proposal or request for information that could reasonably be expected to lead to, or result in, an Acquisition Proposal, and in connection with such notice, provide to Parent the terms and conditions (including the identity of the Third Party making any such Acquisition Proposal), other than immaterial terms and conditions, of any such Acquisition Proposal.  The Company shall (i) keep Parent reasonably informed on a current basis of the status, details and terms (other than immaterial details and terms) of any such Acquisition Proposal (including, prior to furnishing any information or to participating in any discussions or negotiations pursuant to Section 6.02(b), advising Parent of any determination by the Company Board pursuant to Section 6.02(b)) and any discussions and negotiations concerning the terms and conditions (other than immaterial terms and conditions) thereof and (ii) provide to Parent as soon as practicable (and in any event no later than the earlier to occur of (i) one (1) Business Day and (ii) forty-eight (48) hours after receipt or delivery thereof) any written indication of interest (or amendment thereto) or any written material that constitutes an offer (or amendment thereto) including copies of any proposed Alternative Acquisition Agreements and any financing commitments related thereto.

(h)           Nothing contained in this Agreement shall prohibit the Company or the Company Board, directly or indirectly through their respective Representatives, from (i) taking and disclosing to the stockholders of the Company any position contemplated by Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, (ii) making any “stop, look and listen” communication to the Company’s stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act or (iii) making any disclosure to the stockholders of the Company that is required by Applicable Law; provided, that this Section 6.02(h) shall not be deemed to permit the Company Board to make a Change in Recommendation except to the extent permitted by Section 6.02(d) — (f).

Section 6.03          Approval of Merger.  The Merger shall be governed by Section 251(h) of the DGCL and shall be effected by Parent, Merger Sub and the Company as soon as practicable following the consummation of the Offer, without a stockholder vote, pursuant to Section 251(h) of the DGCL.

Section 6.04          Access to Information.

(a)           Upon reasonable notice to the Company, the Acquired Companies shall, and shall cause their respective officers, directors, employees and agents to, afford Parent’s officers and Parent’s other authorized Representatives reasonable access, during normal business hours throughout the Pre-Closing Period, to their respective Representatives, officers, employees, properties, books, Contracts, records, reports (including draft and final reports of Deloitte & Touche LLP relating to the 2016 audited financials as and when furnished to the Company) and other documents and information relating to the Acquired Companies in their possession and shall furnish Parent and Merger Sub all financial, operating and other data and information as Parent and Merger Sub through their officers, employees or agents, may reasonably request; provided, however, that any such access shall be conducted at Parent’s expense, at a reasonable time, under the supervision of appropriate personnel of the Acquired Companies and in such a manner as not to unreasonably interfere with the normal operation of the business of the Acquired Companies. Nothing herein shall require any of the Acquired Companies to disclose any information to Parent if such disclosure would, in the Company’s reasonable discretion (i) jeopardize any attorney-client or other legal privilege (so long as the Acquired Companies have reasonably cooperated with Parent to permit such inspection of or to disclose such information on a basis that does not waive such privilege with respect thereto) or (ii) contravene any Applicable Law, fiduciary duty or binding agreement entered into prior to the date of this Agreement (including any confidentiality agreement to which an Acquired Companies or its Affiliate is a party) (so long as the Company has used commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of such Applicable Law, agreement or duty); provided, further, that information shall be disclosed subject to execution of a joint defense agreement in customary form, and disclosure may be limited to external counsel for Parent, to the extent that the Company determines doing so may be reasonably required for the purpose of complying with applicable Antitrust Laws.

(b)           No information or knowledge obtained by Parent or Merger Sub pursuant to Section 6.02, this Section 6.04 or otherwise shall affect or be deemed to affect or modify any representation, warranty, covenant or agreement contained herein, the conditions to the obligations of the parties to consummate the Merger in accordance with the terms and provisions hereof or otherwise prejudice in any way the rights and remedies of Parent or Merger Sub hereunder, nor shall any such information, knowledge or investigation be deemed to affect or modify Parent’s or Merger Sub’s reliance on the representations, warranties, covenants and agreements made by the Company in this Agreement.

(c)           Each of Parent and Merger Sub acknowledges that all information provided to it or any of its Representatives by the Company or any of its Representatives in connection with this Agreement and the consummation of the Transactions shall be deemed to be provided under, and shall be treated in accordance with, the Confidentiality Agreement.

Section 6.05          Notice of Certain Events.  During the Pre-Closing Period, each party hereto shall promptly notify the other in writing of:

(a)           any notice or other communication received by such party or any of its Subsidiaries from any Person alleging that the consent, approval, permission of or waiver from such party is or may be required in connection with the Transactions;

(b)           any notice or other communication received by such party or any of its Subsidiaries from any Governmental Authority in connection with the Transactions;

(c)           the commencement or threat to commence any Stockholder/Transaction Litigation; and

(d)           any fact, event or circumstance known to it that would be reasonably likely to result in the failure of any of the conditions set forth on Exhibit A or in Article 7 to be satisfied; provided, that the failure to deliver any notice pursuant to this Section 6.05 shall not be considered in determining whether the conditions set forth on Exhibit A or in Article 7 have been satisfied;

provided, however, that that no notification given by any party pursuant to this Section 6.05 shall (A) limit or otherwise affect any of the representations, warranties, covenants, obligations or conditions contained in this Agreement, (B) otherwise prejudice in any way the rights and remedies contained in this Agreement, (C) be deemed to affect or modify such party’s reliance on the representations, warranties, covenants and agreements made by the other parties in this Agreement or (D) be deemed to amend or supplement the Company Disclosure Schedules or prevent or cure any misrepresentation, breach of warranty or breach of covenant by such party.

Section 6.06          Employee Benefit Plan Matters.

(a)           From and after the Effective Time, Parent shall honor, and shall cause the Surviving Corporation to honor, all Company Employee Plans and all employment, severance and termination plans and agreements, in each case in accordance with their terms as in effect immediately before the Effective Time and shall assume any Company Employee Plans that require or contemplate assumption by their terms by an acquirer or successor.  For (i) a period of one (1) year following the Effective Time, Parent shall provide, or shall cause to be provided, to each Continuing Employee base salary and base wages, short-term cash incentive compensation opportunities and severance payments and severance benefits, each in an amount no less favorable than that in effect immediately prior to the execution of this Agreement and (ii) the calendar year 2017, other benefits (other than equity compensation) that are substantially comparable in the aggregate to the benefits provided to such Continuing Employees immediately prior to the execution of this Agreement.

(b)           From and after the Closing Date, with respect to Continuing Employees, Parent shall cause the service of each such Continuing Employee with the Company and the Company Subsidiaries prior to the Closing Date to be recognized for purposes of eligibility to participate, levels of benefits (but not for benefit accruals or participation eligibility under any defined benefit pension plan or plan providing post-retirement medical or other similar benefits) and vesting under each compensation, vacation, fringe or other welfare benefit plan, program or arrangement of the Surviving Corporation, but not including any sabbatical or equity compensation plans, programs, agreements or arrangements (collectively, the “Parent Benefit Plans”) in which any Continuing Employee is or becomes eligible to participate, but solely to the extent that service was credited to such employee for such purposes under a comparable Company Employee Plan immediately prior to the Closing Date and to the extent that such credit would not result in a duplication of benefits.

(c)           From and after the Closing Date, with respect to each Parent Benefit Plan that is an “employee welfare benefit plan” as defined in Section 3(1) of ERISA in which any Continuing Employee is or becomes eligible to participate, Parent shall use commercially reasonable efforts to cause each such Parent Benefit Plan to waive all limitations as to pre-existing conditions, waiting periods, required physical examinations and exclusions with respect to participation and coverage requirements applicable under such Parent Benefit Plan for such Continuing Employees and their eligible dependents to the same extent that such pre-existing conditions, waiting periods, required physical examinations and exclusions would not have applied or would have been waived under the corresponding Company Employee Plan in which such Continuing Employee was a participant immediately prior to his commencement of participation in such Parent Benefit Plan but only to the extent permitted under the terms and conditions of Parent’s applicable insurance Contracts in effect as of the Closing Date.

(d)           Prior to the Closing Date, the Company will reasonably cooperate with Parent to provide updates to the Section 280G Information, if any, following the date hereof and to provide such other related information as reasonably requested by Parent.

(e)           With respect to any accrued but unused personal, sick or vacation time to which any Continuing Employee is entitled pursuant to the personal, sick or vacation policies applicable to such Continuing Employee immediately prior to the Effective Time, Parent shall, or shall cause the Surviving Corporation to and instruct its Affiliates to, as applicable (and without duplication of benefits), assume the liability for such accrued personal, sick or vacation time and allow such Continuing Employee to use such accrued personal, sick or vacation time in accordance with the practice and policies of the Company, as they may be amended from time to time.

(f)            Parent, the Company and the Surviving Corporation acknowledge and agree that all provisions contained in this Section 6.06 are included for the sole benefit of the respective parties to this Agreement and shall not create any right in any other Person, including any Company Employee, any participant in any Company Employee Plan or Parent Benefit Plan or any beneficiary thereof or any right to continued employment with Parent, Company, the Surviving Corporation or any of their Affiliates.  Nothing in this Section 6.06 shall be deemed to amend any Company Employee Plan, any Parent Benefit Plan or to require Parent, the Surviving Corporation or any of their Affiliates to permit any Person to participate in any particular benefit plan sponsored or maintained by Parent or any of its Affiliates, or to continue or amend any particular benefit plan, before or after the consummation of the Transactions, and any such plan may be amended or terminated in accordance with its terms and Applicable Law.

Section 6.07          State Takeover Laws.  If any “control share acquisition,” “business combination,” “fair price,” “moratorium” or other anti-takeover Applicable Law may become or is deemed or purports to be applicable to any Transaction, then each of the Company, Parent, Merger Sub, and their respective Boards of Directors shall use their respective reasonable best efforts to (i) take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated hereby and (ii) otherwise act to render such anti-takeover Applicable Law (or, in the case of Section 203 of the DGCL, the restrictions on business combinations provided therein) inapplicable to the foregoing.

Section 6.08          Obligations of Parent.  Parent shall cause Merger Sub to perform its obligations under this Agreement and to consummate the Offer and the Merger on the terms and conditions set forth in this Agreement.

Section 6.09          Director and Officer Liability.

(a)           Prior to the Closing, the Company shall use its reasonable best efforts to purchase a “tail” or “runoff” officers’ and directors’ liability insurance policy in respect of acts or omissions occurring prior to the Effective Time covering each such person currently covered by the Company’s officers’ and directors’ liability insurance policy on terms with respect to coverage, deductibles and amounts no less favorable than those of such policy in effect on the date of this Agreement for the six (6) year period following the Closing and at a price not to exceed 300% of the amount per annum the Company paid in its last full fiscal year prior to the date of this Agreement (the “Current Premium”).  If the Company or Parent obtains prepaid “tail” or “runoff” policies prior to the Effective Time in accordance with this Section 6.09(a), the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain such policies in full force and effect for their full term, and continue to honor the obligations thereunder.  If the Company fails to purchase such “tail” or “runoff” policy prior to Closing, then either (i) Parent may purchase such “tail” or “runoff” policy on behalf of the Company or the Surviving Corporation or (ii) the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain an officers’ and directors’ liability insurance policy in respect of acts or ommisions occuring prior to the Effective Time covering each such person currently covered by the Company’s officers’ and directors’ liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect as of the date of this Agreement for a period of six (6) years after the Effective Time; provided further, that in satisfying its obligation under this Section 6.09(a)(ii), neither Parent nor the Surviving Corporation shall be obligated to pay annual premiums in excess of 300% of the Current Premium and if such premiums for such insurance would at any time exceed 300% of the Current Premium, then Parent or the Surviving Corporation shall cause to be maintained policies of insurance that, in Parent or the Surviving Corporation’s good faith judgment, provide the maximum coverage available at an annual premium equal to 300% of the Current Premium.

(b)           From and after the Effective Time, Parent shall cause the Surviving Corporation to fulfill and honor in all respects the obligations of the Company and the Company Subsidiaries pursuant to (i) each indemnification agreement in effect between the Company or any of the Company Subsidiaries and any individual who at the Effective Time is, or at any time prior to the Effective Time was, a director or officer of the Company or of a Company Subsidiary (each, an “Indemnified Party”) Made Available to Parent; and (ii) any indemnification provision and any exculpation provision set forth in the certificate of incorporation or bylaws of the Company as in effect on the date of this Agreement.  From the Effective Time through the sixth (6th) anniversary of the date on which the Effective Time occurs, the certificate of incorporation and bylaws of the Surviving Corporation shall contain, and Parent shall cause the certificate of incorporation and bylaws of the Surviving Corporation to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of each Indemnified Party than are set forth in the certificate of incorporation and bylaws of the Company as in effect on the date of this Agreement.

(c)           If Parent or the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case proper provision shall be made so that the successors and assigns of the Surviving Corporation shall assume the obligations set forth in this Section 6.09.

(d)           The provisions of this Section 6.09 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, his or her heirs and his or her representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such individual may have under the articles of organization or bylaws, by Contract or otherwise.

Section 6.10          Efforts.

(a)           Subject to the terms and conditions of this Agreement, the Company and Parent shall each use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under Applicable Law to consummate and make effective the Transactions as promptly as practicable and in any event prior to the End Date, including (i) the obtaining of all necessary actions, waivers, consents and approvals from Governmental Authorities, the expiry or early termination of any applicable waiting periods, and the making of all necessary registrations and filings (including filings with Governmental Authorities, if any) and the taking of all steps as may be reasonably necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Authorities, (ii) the delivery of required notices to, and the obtaining of required consents or waivers from, Third Parties and (iii) the execution and delivery of any additional instruments necessary to consummate the Merger and to fully carry out the purposes of this Agreement.

(b)           In furtherance and not in limitation of the undertakings pursuant to this Section 6.10, each of Parent and the Company shall (i) prepare and file any notification and report forms and related material required under the HSR Act or other applicable Antitrust Laws with respect to the Transactions (if any), and any additional filings or notifications and related material that are necessary, proper or advisable to permit consummation of the Transactions, as promptly as practicable (but in no event later than ten (10) Business Days from the date of this Agreement for the filing of any notification and report forms and related material required under the HSR Act except by mutual consent confirmed in writing), (ii) provide or cause to be provided as promptly as practicable any information and documentary material that may be requested by the DOJ or FTC under the HSR Act or by other Governmental Authorities under applicable Antitrust Laws (if any) and (iii) use their reasonable best efforts to take such actions as are necessary or advisable to obtain prompt expiration or termination of any applicable waiting period or other approval of consummation of the Transactions by the DOJ or FTC or other applicable Governmental Authorities, including to cause to be lifted or vacated any restraint, injunction or other legal impediment to any of the Transactions.  Parent shall pay all filing fees payable pursuant to the HSR Act or other applicable Antitrust Laws (if any).

(c)                                  Subject to Applicable Law, the Company and Parent and their respective counsel shall (i) have the right to review in advance, and to the extent practicable each shall consult the other on, any material filing made with, or written materials to be submitted to, any Governmental Authority in connection with the Transactions, (ii) promptly inform each other of any material communication (or any other material correspondence or memoranda) received from, or given to, the DOJ or the FTC and (iii) promptly furnish each other with copies of all correspondence, filings and written communications between them or their Subsidiaries or Affiliates, on the one hand, and any Governmental Authority or its respective staff, on the other hand, with respect to the Transactions.  The Company and Parent shall (with respect to any in-person discussion or meeting), and shall to the extent practicable (with respect to any telephonic discussion or meeting), provide the other party and its counsel with advance notice of and the opportunity to participate in any material discussion or meeting with any Governmental Authority in respect of any filing, investigation or other inquiry in connection with the Transactions.  Neither Parent nor the Company shall commit to or agree with any Governmental Authority to stay, toll or extend any applicable waiting period under the HSR Act without the prior written consent of the other.  The Company and Parent may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 6.10 as “Antitrust Counsel Only Material.”  Notwithstanding anything to the contrary in this Section 6.10, materials provided to the other party or its counsel may be redacted to remove references concerning the valuation of the Company and the Company Subsidiaries.

Section 6.11                             Convertible Notes.

(a)                                 The Company shall take all actions as may be required in accordance with, and subject to the terms of, the applicable provisions of the Company Indenture, including the giving of any notices required by the Company Indenture (including those notices that may be required pursuant to Section 11.02, Section 15.01(b), Section 15.02, Section 15.03, Section 15.06, 15.09 and Section 19.02 thereof, in each case to the extent applicable) in connection with the Transactions and any repurchases or conversions of the Convertible Notes issued under the Company Indenture occurring as a result of or in connection with the transactions contemplated by this Agreement constituting a Fundamental Change (as defined in the Company Indenture).

(b)                                 The Company shall, prior to the Closing Date, prepare any supplemental indentures required in connection with the Transactions and the consummation thereof to be executed and delivered to the Trustee (as defined in the Company Indenture) at or prior to the Effective Time and satisfactory in form and substance to the Trustee.

(c)                                  The Company shall not make any settlement election (including, for the avoidance of doubt, by not delivering a Settlement Notice (as defined in the Company Indenture) with respect to any Conversion Date (as defined in the Company Indenture)) under the Company Indenture without the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed.

(d)                                 The Company shall take all such further actions, including the delivery of any officers’ certificates and opinions of counsel required by the Company Indenture (including by Section 4.01, Section 11.05, Section 12.03 and Section 15.06 thereof, in each case to the extent applicable) as may be necessary to comply with all of the terms and conditions of the Company Indenture in connection with the Transactions.

(e)                                  The Company shall provide Parent and its counsel reasonable opportunity to review and comment on any written notice or communication and any notices, certificates, press releases, supplemental indentures, legal opinions, officers’ certificates or other documents or instruments deliverable pursuant to or in connection with the Company Indenture prior to the dispatch or making thereof, and the Company shall consult with Parent or its counsel with respect thereto and give due consideration to any recommendations made by Parent or its counsel prior to the dispatch or making thereof.

(f)                                   The Company represents and warrants to Parent and Merger Sub that, concurrently with the execution and delivery of this Agreement, each of the Company Bond Hedge Transaction and the Company Warrants, and the respective rights and obligations of the Company and the counterparty to the Company Bond Hedge Transaction and the Company Warrants, have been terminated, cancelled and extinguished and deemed satisfied and discharged in full with neither the Company nor the counterparty to the Company Bond Hedge Transaction and the Company Warrants obligated to make or receive any payment in connection with such termination.

Section 6.12                             Stockholder/Transaction Litigation.  Prior to the earlier of the Effective Time or the termination of this Agreement, the Company shall control the defense of any Stockholder/Transaction Litigation; provided, however, that the Company shall as promptly as reasonably practicable (and in any event within two (2) Business Days) after obtaining Knowledge thereof notify Parent in writing of, and shall (x) give Parent the right to review and comment on all material filings or responses to be made by the Company in connection with any Stockholder/Transaction Litigation (and the Company shall in good faith take such comments into account), and the opportunity to participate in the defense and settlement of, any Stockholder/Transaction Litigation and (y) if Parent does not exercise such right to participate (subject to the Company’s control right), keep Parent reasonably and promptly informed with respect to the status of such Stockholder/Transaction Litigation. No compromise or full or partial settlement of any Stockholder/Transaction Litigation shall be agreed to by the Company without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

Section 6.13                             Public Announcements.  The parties hereto agree that the initial press release(s) to be issued with respect to the Transactions shall be in the form(s) agreed to by the parties hereto and shall be issued no later than 8:30 a.m., New York time, on January 9, 2017.  Parent and the Company shall consult with each other before issuing any other press release, or scheduling a press conference or conference call with investors or analysts, and shall use reasonable best efforts to consult with each other before making any other public statement, in each case with respect to this Agreement or the Transactions and shall not issue any such press release or make any such other public statement without the consent of the other party, which shall not be unreasonably withheld, conditioned or delayed, except as such release or announcement that Parent or the Company determines, after consultation with outside legal counsel, is required by Applicable Law or any listing agreement with or rule of any national or foreign securities exchange or association upon which the securities of the Company or Parent, as applicable, are listed, in which case the party required to make the release or announcement shall provide notice to and, to the extent reasonably practicable, consult with the other party about, and shall use its commercially reasonable efforts to allow the other party reasonable time (taking into account the circumstances) to comment on, such release or announcement in advance of such issuance, and the party will consider such comments in good faith; provided, however, each party may, without such consultation or consent, make any public statement in response to questions from the press, analysts, investors or those attending industry conferences, make internal announcements to employees and make disclosures in Company SEC Documents, so long as such statements, announcements and disclosures substantially reiterate (and are not inconsistent with) previous press releases, public disclosures or public statements made jointly by the parties (or individually, if approved by the other party); and provided further that, notwithstanding the foregoing, neither Parent nor the Company shall be required to consult with the other parties hereto before issuing any press release or making any other public statement with respect to any Change in Recommendation, Acquisition Proposal or Intervening Event; provided further that nothing in this Section 6.13 shall be deemed to modify or limit the Company’s obligations under Section 6.02.

Section 6.14                             Section 16 Matters.  Prior to the Effective Time, the Company and the Company Board shall take all actions to the extent necessary or as may be reasonably requested by any party hereto in connection with this Agreement to cause the transactions contemplated by Section 2.08 and any dispositions or cancellations of equity securities of the Company (including any derivative securities with respect to any equity securities of the Company) held by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, and who would otherwise be subject to Rule 16b-3 under the Exchange Act, to be exempt under Exchange Act Rule 16b-3.

Section 6.15                             Approval of Compensation Arrangements.  Prior to the consummation of the Offer, the Company and the Company Board shall take any action necessary to ensure that any Compensation Arrangements entered into after the date of this Agreement (or not previously approved as contemplated by Section 4.03(c)) have been approved as contemplated by Exchange Act Rule 14d-10 for the purpose of satisfying the requirements of the non-exclusive safe harbor set forth in paragraph (d) of such Rule.

Section 6.16                             Consultation.  Subject to Applicable Law, the Company:  (i) shall consult reasonably in advance with, and give reasonable and good faith consideration to the views of, Parent (or its designee) regarding actions and decisions (other than with respect to immaterial matters) relating to the launch of brigatinib; (ii) shall promptly notify Parent (or its designee) of its sending, receiving or otherwise becoming aware of any material notice or any other material communication to or from any Governmental Authority, quasi-governmental authority, manufacturer, licensee or principal investigator concerning brigatinib, AP32788 or Iclusig; and (iii) shall not, and shall cause each of the Company Subsidiaries not to, send or respond to any such material notice or material communication without (A) providing Parent (or its designee) with a copy thereof, (B) providing Parent (or its designee) a reasonable opportunity to review and comment thereon, and (C) giving reasonable and good faith consideration to any comments or recommendations made by the Parent (or its designee) with respect thereto.

ARTICLE 7
CONDITIONS TO THE MERGER

Section 7.01                             Conditions to the Obligations of Each Party.  The obligation of each party hereto to consummate the Merger is subject to the satisfaction or, to the extent permitted by Applicable Law, waiver of, on or prior to the Closing, of the following conditions:

(a)                                 Merger Sub shall have consummated the Offer; and

(b)                                 no Governmental Authority having jurisdiction over any party hereto shall have issued any Order, nor any Applicable Law or other legal restraint, injunction or prohibition shall be in effect that makes consummation of the Merger illegal or otherwise prohibited; provided that no party shall be permitted to invoke this Section 7.01(b) unless it shall have taken all actions required under this Agreement to have any such Order or other legal restraint, injunction or prohibition lifted.

ARTICLE 8
TERMINATION

Section 8.01                             Termination.  This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time:

(a)                                 by mutual written agreement of the Company and Parent;

(b)                                 by either the Company or Parent, if:

(i)                                     the Offer shall not have been consummated in accordance with its terms and the terms of this Agreement on or before midnight, Eastern Time, on May 8, 2017 (the “End Date”); provided, however, that in the case of this Section 8.01(b)(i) if on the original End Date all of the Offer Conditions, other than condition “(b)” set forth in Annex A and those conditions that by their nature are to be satisfied at the Offer Expiration Time, shall have been satisfied or waived by Parent or Merger Sub, to the extent waivable by Parent or Merger Sub (other than the delivery of the certificate referenced in condition “(g)” set forth in Annex A, which certificate only need to be capable of being delivered), then the End Date shall automatically be extended one (1) time (but not more than one time) by a period of ninety (90) calendar days (and all references to the End Date herein and in Annex A shall be as so extended); provided further, however, that the right to terminate this Agreement under this Section 8.01(b)(i) shall not be available to any party whose material breach of any provision of this Agreement has been the cause of, or resulted in, the event specified in such clause; or

(ii)                                  any Governmental Authority having jurisdiction over any party hereto shall have issued a final, non-appealable Order or taken any other action, in each case permanently restraining, enjoining or otherwise prohibiting the Merger or the consummation of the Offer or any Applicable Law that makes consummation of the Merger or the consummation of the Offer illegal or otherwise prohibited shall shall be in effect; provided that the party seeking to terminate this Agreement pursuant to this Section 8.01(b)(ii) shall have used its reasonable best efforts to remove such Order or other action; provided, further, that a party shall not be permitted to terminate this Agreement pursuant to this Section 8.01(b)(ii) if the issuance of such final and non-appealable Order or other action is attributable to the material breach by such party of any covenant or obligation of such party set forth in this Agreement;

(c)                                  by Parent, prior to the consummation of the Offer, if:

(i)                                     a Change in Recommendation shall have occurred; or

(ii)                                  the Company shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would give rise to the failure of the Offer Conditions contained in condition “(e)” or “(f)” in Annex A and (B) is incapable of being cured by the End Date or, if capable of being cured in such time frame, has not been cured by the Company within thirty (30) days after written notice has been given by Parent to the Company of such breach or failure to perform; provided, however, that Parent may not terminate this Agreement pursuant to this Section 8.01(c)(ii) if, at the time such termination would otherwise take effect in accordance with the foregoing, Parent or Merger Sub is in material breach of any provision of this Agreement; or

(iii)                               the Company shall have violated or breached any provision of Section 6.02 in a respect that is material; or

(d)                                 by the Company, prior to the consummation of the Offer, if:

(i)                                     (w) the Company Board has determined that an Acquisition Proposal constitutes a Superior Proposal (provided that such Superior Proposal did not result from the Company’s material breach of the provisions of Section 6.02); (x) the Company has complied with its obligations under Section 6.02(f), (y) the Company pays, or causes to be paid, to Parent the Termination Fee payable pursuant to Section 9.04(b) prior to or concurrently with such termination and (z) concurrently with such termination, the Company enters into a definitive Alternative Acquisition Agreement that documents the terms and conditions of such Superior Proposal;

(ii)                                  Parent shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (A)  would have a Parent Material Adverse Effect, and (B) is incapable of being cured by the End Date or, if capable of being cured in such time frame, has not been cured by Parent within thirty (30) days after written notice has been given by the Company to Parent of such breach or failure to perform; provided, however, that the Company may not terminate this Agreement pursuant to this Section 8.01(d)(ii) if, at the time such termination would otherwise take effect in accordance with the foregoing, the Company is in material breach of any provision of this Agreement;

(iii)                               Merger Sub fails to commence the Offer within ten (10) Business Days after the date of this Agreement; provided, however, that the Company may not terminate this Agreement pursuant to this Section 8.01(d)(iii) if such failure to commence the Offer resulted from the breach of this Agreement by the Company; or

(iv)                              Merger Sub fails to consummate the Offer within two (2) Business Days following the Offer Expiration Time and, as of such Offer Expiration Time, all of the Offer Conditions have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the time Merger Sub consummates the Offer, but subject to such conditions being able to be satisfied); provided, however, notwithstanding anything in Section 8.01(b)(i) to the contrary, no party shall be permitted to terminate this Agreement pursuant to Section 8.01(b)(i) during any such two (2) Business Day period.

The party desiring to terminate this Agreement pursuant to this Section 8.01 (other than pursuant to Section 8.01(a)) shall give written notice of such termination to each other party hereto and specify the applicable provision or provisions hereof pursuant to which such termination is effected.

Section 8.02                             Effect of Termination.  If this Agreement is terminated pursuant to Section 8.01, this Agreement shall become void and of no effect without liability of any party (or any Representative of such party) to each other party hereto; provided, however, that the provisions of this Section 8.02 and Article 9 shall survive any termination hereof pursuant to Section 8.01; provided that, nothing herein shall relieve any party from liability for any Willful and Intentional Breach of this Agreement prior to such termination.  The Confidentiality Agreement shall not be affected by the termination of this Agreement and shall continue in full force and effect in accordance with its terms.

ARTICLE 9
MISCELLANEOUS

Section 9.01                             Notices.  Any notices or other communications required or permitted under, or otherwise given in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (i) when delivered or sent if delivered in person or sent by facsimile transmission (provided that confirmation of facsimile transmission is obtained), (ii) on the fifth (5th) Business Day after dispatch by registered or certified mail, (iii) on the next Business Day if transmitted by national overnight courier or (iv) on the date delivered if sent by email, in each case as follows:

if to Parent:

Takeda Pharmaceutical Company Limited
1-1 Doshomachi 4-chome, Chuo-ku, Osaka 540-8645, Japan
Attention:  Global General Counsel
Facsimile No.: +81-6-6204-2055
Email:  yoshihiro.nakagawa@takeda.com

with a copy (which shall not constitute notice) to:

Takeda Pharmaceuticals International Co.

40 Landsdowne Street

Cambridge, MA 02139

Attention: Christophe Bianchi, President of Oncology Business Unit

Copy:  Liz Lewis, Chief Counsel of Oncology Business Unit

Facsimile No.: (617) 374-0074

Email: christophe.bianchi@takeda.com and liz.lewis@takeda.com

and

Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York  10006
Attention:  Paul J. Shim and Kimberly R. Spoerri
Facsimile No.:  (212) 225-3999
Email:  pshim@cgsh.com and kspoerri@cgsh.com

if to Merger Sub (or following the Effective Time, the Surviving Corporation):

Kiku Merger Co., Inc.

40 Landsdowne Street

Cambridge, MA 02139

Attention: Christophe Bianchi, President

Copy:  Liz Lewis, Secretary

Facsimile No.: (617) 374-0074

Email:  christophe.bianchi@takeda.com and liz.lewis@takeda.com with a copy (which shall not constitute notice) to:

Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York  10006
Attention:  Paul J. Shim and Kimberly R. Spoerri
Facsimile No.:  (212) 225-3999
Email:  pshim@cgsh.com and kspoerri@cgsh.com

if to the Company, to:

ARIAD Pharmaceuticals, Inc.

125 Binney St

Cambridge, MA 02142
Attention:  Elona Kogan, General Counsel
Facsimile No.:  (617) 494-8144
Email:  elona.kogan@ariad.com

with a copy (which shall not constitute notice)  to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
Attention:  Scott A. Barshay, Jeffrey D. Marell and Brian C. Lavin
Facsimile No.:  (212) 757-3990
Email:  sbarshay@paulweiss.com, jmarell@paulweiss.com and blavin@paulweiss.com

Section 9.02                             Survival of Representations and Warranties.  The representations and warranties contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time.

Section 9.03                             Amendments and Waivers.

(a)                                 Any provision of this Agreement may be amended or waived at any time before or after approval of this Agreement and the Transactions by the parties hereto by action taken by or on behalf of their respective Boards of Directors (or stockholders of the parties hereto), but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided, however, that without the further approval of the Company’s stockholders, no such amendment or waiver shall be made or given that requires the approval of the stockholders of the Company under the DGCL unless the required further approval is obtained.

(b)                                 Any failure of any of the parties to comply with any obligation, covenant, agreement or condition herein may be waived at any time prior to the Effective Time by any of the parties entitled to the benefit thereof only by a written instrument signed by each such party granting such waiver. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.  Subject to Section 9.04(h), the rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

Section 9.04                             Fees; Expenses.

(a)                                 Except as otherwise expressly provided in this Agreement, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such costs or expenses.

(b)                                 If this Agreement is terminated by the Company pursuant to Section 8.01(d)(i), prior to or concurrently with such termination, the Company shall pay Parent a fee in immediately available funds in the amount of one hundred and sixty-nine million dollars ($169,000,000) (the “Termination Fee”).

(c)                                  If this Agreement is terminated by Parent pursuant to Section 8.01(c)(i) or Section 8.01(c)(iii), then the Company shall promptly, but in no event later than two (2) Business Days after termination of this Agreement, pay Parent the Termination Fee.

(d)                                 If this Agreement is terminated by Parent or the Company pursuant to Section 8.01(b)(i) (but in the case of a termination by the Company, only if at such time Parent would not be prohibited from terminating this Agreement pursuant to the proviso in Section 8.01(b)(i)) and (i) at any time on or after the date of this Agreement and prior to such termination a bona fide Acquisition Proposal shall have been made to the Company Board or the Company and publicly announced or publicly known (unless publicly withdrawn prior to such termination), and (ii) within nine (9) months after the date of such termination, (A) the Company enters into an Alternative Acquisition Agreement or (B) any Acquisition Transaction is consummated, then the Company shall pay Parent the Termination Fee prior to entry into an Alternative Acqusition Agreement in respect of or consummation of an Acquisition Transaction; provided, however, that, for purposes of this Section 9.04(d), all references to “20%” in the definition of “Acquisition Transaction” shall be deemed to be references to “50%”.

(e)                                  For the avoidance of doubt, any payment made by the Company under this Section 9.04 shall be payable only once with respect to this Section 9.04 and not in duplication even though such payment may be payable under one or more provisions hereof.

(f)                                   The Company acknowledges that the agreements contained in this Section 9.04 are an integral part of the Transactions and that without such provisions Parent and Merger Sub would not have entered into this Agreement.

(g)                                  If the Company fails to pay the Termination Fee or any portion thereof and Parent or Merger Sub commences a suit which results in an Order against the Company for the Termination Fee or any portion thereof, the Company shall pay Parent and Merger Sub their costs and expenses (including reasonable attorney’s fees and disbursements) in connection with such suit, together with interest on the Termination Fee (or any portion thereof that has not been paid timely in accordance with this Agreement) and on the amount of such costs and expenses, in each case from and including the date payment of such amount was due to through the date of actual payment at the prime rate set forth in The Wall Street Journal in effect on the date such payment was required to be made.  Parent shall promptly provide the Company upon request therefor the wire transfer information required to make any payments pursuant to this Section 9.04.

(h)                                 Notwithstanding anything herein to the contrary, other than in the case of a Willful and Intentional Breach by the Company, Parent’s right to receive payment from the Company of the Termination Fee pursuant to Section 9.04(b) — (d) and any payments pursuant to Section 9.04(g) shall be the sole and exclusive remedy of any of Parent, Merger Sub or any of their respective Affiliates or representatives against the Company and any of its former, current or future officers, directors, partners, stockholders, Company Stock Option holders, Company Restricted Stock Unit holders, Company Performance Stock Unit holders, managers, members or Affiliates (collectively, the “Company Related Parties”) for any loss suffered as a result of the failure of the Transactions to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of the Termination Fee, none of the Company Related

Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions.

Section 9.05                             Assignment; Benefit.  This Agreement shall not be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties; provided that Parent or Merger Sub, upon prior written notice to the Company, may assign, in its sole discretion (provided that such assignment shall not impede or delay the consummation of the Offer or the Merger or otherwise impede the rights of stockholders of the Company under this Agreement), any of or all its rights, interests and obligations under this Agreement to Parent or to any direct or indirect wholly-owned Subsidiary of Parent; provided, further, that no such assignment shall relieve Parent or Merger Sub of any of its obligations hereunder.  Notwithstanding anything contained in this Agreement to the contrary, nothing in this Agreement, expressed or implied, is intended to confer on any Person other than the parties hereto or their respective successors, and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except (i) from and after the acceptance of the Offer, the provisions of Article 2 relating to the payment of the Per Share Amount, which shall be enforceable by the holders of Shares immediately prior to the acceptance of the Offer who validly tendered and did not withdraw Shares pursuant to the Offer, (ii) from and after the Effective Time, (A) the provisions of Article 2 relating to the payment of the Per Share Amount and the Option Consideration, which shall be enforceable by the holders of Company Common Stock and Company Equity Awards, as applicable, as of immediately prior to the Effective Time and (B) the provisions of Section 6.10 which shall be enforceable by the Persons or entities benefiting therefrom and (iii) the provisions of Section 9.04(h) which shall be enforceable by the Company Related Parties.  In addition, the Company shall have the right to pursue claims for damages suffered by holders of Company Common Stock and Company Equity Awards (including the benefit of the bargain lost by such holders, taking into account without limitation the total amount payable to such holders under this Agreement, which shall be deemed to be damages of the Company, but only to the extent such claims are not pursued directly by such holders) and other relief, including equitable relief, in connection with any Willful and Intentional Breach of this Agreement by Parent or Merger Sub.  For the avoidance of doubt, other than as expressly set forth in this Section 9.05, no holder of Shares shall have any third party beneficiary rights under this Agreement.

Section 9.06                             Governing Law.  This Agreement and any Proceedings arising out of or related hereto or the Transactions or to the inducement of any party thereto to enter into this Agreement, whether for breach of contract, tortious conduct or otherwise and whether predicated on common law statute or otherwise) shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules of such state.

Section 9.07                             Jurisdiction.  The parties hereto agree that any Proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the Transactions shall be brought in the Chancery Court of the State of Delaware and any state appellate court therefrom, or, if no such state court has proper jurisdiction, the Federal District Court for the District of Delaware located in Wilmington, Delaware, and any appellate court therefrom.  Each party hereby irrevocably submits to the exclusive jurisdiction of such court in respect of any legal or equitable Proceeding arising out of or relating to this Agreement or the Transactions, or relating to enforcement of any of the terms of this Agreement, and hereby waives, and agrees not to assert, as a defense in any such Proceeding, any claim that it is not subject personally to the jurisdiction of such court, that the Proceeding is brought in an inconvenient forum, that the venue of the Proceeding is improper or that this Agreement or the Transactions may not be enforced in or by such courts.  Each party agrees that notice or the service of process in any Proceeding arising out of or relating to this Agreement or the Transactions shall be properly served or delivered if delivered in the manner contemplated by Section 9.01 or in any other manner permitted by law.

Section 9.08                             Waiver of Jury Trial.  EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 9.09                             Specific Performance; Remedies.  The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, except as expressly provided in the following sentence.  It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Chancery Court of the State of Delaware and any state appellate court therefrom, or, if no such state court has proper jurisdiction, the Federal District Court located in Wilmington, Delaware, and any appellate court therefrom, and, in any action for specific performance, each party waives the defense of adequacy of a remedy at law and waives any requirement for the securing or posting of any bond in connection with such remedy, this being in addition to any other remedy to which they are entitled at law or in equity (subject to the limitations set forth in this Agreement).

Section 9.10                             Severability.  If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the Offer, the Merger and the other Transactions is not affected in any manner materially adverse to any party.  Upon such a determination, the parties agree to negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner, in order that the Offer, the Merger and the other Transactions be consummated as originally contemplated to the fullest extent possible.

Section 9.11                             Entire Agreement.  This Agreement, each Tender Agreement, the Confidentiality Agreement, the exhibits to this Agreement, the Schedules, the Company Disclosure Schedules and the Parent Disclosure Schedules and any documents delivered by the parties in connection herewith constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect thereto.

Section 9.12                             Rules of Construction.  Each of the parties hereto acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement, and that it has executed the same with the advice of said independent counsel.  Each party and its counsel cooperated and participated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged among the parties shall be deemed the work product of all of the parties and may not be construed against any party by reason of its drafting or preparation.  Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any party that drafted or prepared it is of no application and is hereby expressly waived by each of the parties hereto, and any controversy over interpretations of this Agreement shall be decided without regards to events of drafting or preparation.  Any matter set forth on the Company Disclosure Schedules shall not be deemed to constitute an admission by the Company or any Company Subsidiary, or to otherwise imply, that any such matter is material, is required to be disclosed by the Company under this Agreement or falls within relevant minimum thresholds or materiality standards set forth in this Agreement, nor shall be construed as an admission or indication to any Third Party that any breach or violation exists or has actually occurred.

Section 9.13                             Counterparts; Effectiveness.  This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.  This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto, it being understood and agreed that all parties hereto need not sign the same counterpart.  Until and unless each party has received a counterpart hereof signed by each other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).  Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in PDF form, or by any other electronic means designed to preserve the original graphic and pictorial appearance of a document, will be deemed to have the same effect as physical delivery of the paper document bearing the original signatures.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

ARIAD PHARMACEUTICALS, INC.

By:	/s/ Paris Panayiotopoulos
Name: Paris Panayiotopoulos
Title: President and CEO

Signature page to Agreement and Plan of Merger

TAKEDA PHARMACEUTICAL COMPANY LIMITED

By:	/s/ Christophe Weber
Name: Christophe Weber
Title: President and CEO

Signature page to Agreement and Plan of Merger

KIKU MERGER CO., INC.

By:	/s/ Christophe Bianchi
Name: Christophe Bianchi
Title: President

Signature page to Agreement and Plan of Merger

Exhibit A

Conditions of the Offer

The obligation of Merger Sub to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction of the conditions set forth in clauses “(a)” through “(h)” below.  Accordingly, notwithstanding any other term of the Offer, Merger Sub shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Exchange Act Rule 14e-l(c) (relating to Merger Sub’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to such rules and regulations, the payment for, any tendered Shares and, if permitted by the Merger Agreement, may terminate the Offer: (i) upon termination of the Merger Agreement; and (ii) at any scheduled Offer Expiration Time (subject to any requirements to extend the Offer pursuant to Section 2.01(c) of the Merger Agreement), if: (A) the Minimum Tender Condition or the Termination Condition shall not be satisfied by the Offer Expiration Time; or (B) any of the additional conditions set forth below shall not be satisfied or (to the extent permitted by Applicable Law) waived in writing by Parent:

(a)                                 there shall have been validly tendered in the Offer and not withdrawn that number of Shares that (together with any Shares owned by Parent and its Affiliates and excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” (as such term is defined in Section 251(h)(6)(f) of the DGCL)) represent at least a majority of the Shares outstanding at the Offer Expiration Time (the “Minimum Tender Condition”);

(b)                                 any waiting period (or any extension thereof) under the HSR Act applicable to the Offer and the Merger shall have expired or been terminated;

(c)                                  no Order shall have been issued by a Governmental Authority and no Applicable Law shall be in effect that would (A) make the Offer or the Merger illegal or (B) otherwise prevent the consummation thereof; provided that Parent and Merger Sub shall not be permitted to invoke this clause “(c)” unless they shall have taken all actions required under this Agreement to lift such Order;

(d)                                 since the date of the Merger Agreement, there shall not have occurred a Company Material Adverse Effect;

(e)                                  (1) the representation and warranty of the Company set forth in Section 4.11(b) shall be true and correct in all respects as of the date of the Merger Agreement, (2) each of the representations and warranties of the Company set forth in Section 4.03 of the Merger Agreement shall be true and correct in all material respects as of the consummation of the Offer, as if made at such time, except to the extent such representation or warranty expressly relates to a specific date (in which case on and as of such specific date), (3) the representations and warranties of the Company set forth in Section 4.06(a) shall be true and correct except for de minimis inaccuracies as of the consummation of the Offer, as if made at such time, except to the extent any such representation or warranty expressly relates to a specific date (in which case on

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and as of such specific date), and (4) each of the other representations and warranties of the Company set forth in the Merger Agreement shall be true and correct as of the consummation of the Offer, as if made at such time, except to the extent any such representation or warranty expressly relates to a specific date (in which case on and as of such specific date), other than in the case of clause (4) for such failures to be true and correct that have not had a Company Material Adverse Effect (it being understood that for this purpose all references to the term “Company Material Adverse Effect” and other qualifications based on the word “material,” set forth in any such representations and warranties shall be disregarded);

(f)                                   the Company shall have complied with or performed in all material respects each of the covenants, obligations and agreements it is required to comply with or perform at or prior to the Effective Time;

(g)                                  Parent shall have received from the Company a certificate signed by the Company’s Chief Executive Officer and Chief Financial Officer dated the date on the which the Offer expires certifying that the conditions specified in clauses (d), (e) and (f) have been satisfied; and

(h)                                 the Merger Agreement shall not have been terminated in accordance with its terms (the “Termination Condition”).

The foregoing conditions are for the sole benefit of Parent and Merger Sub and, except for the Minimum Tender Condition and the Termination Condition (which may only be waived with the prior written consent of the Company), may be waived by Parent or Merger Sub in whole or in part at any time and from time to time and in the sole discretion of Parent or Merger Sub, subject in each case to the terms of the Merger Agreement and Applicable Law.  Any reference in this Exhibit A or in the Merger Agreement to a condition or requirement being satisfied shall be deemed met if such condition or requirement is so waived.  The foregoing conditions shall be in addition to, and not a limitation of, the rights and obligations of Parent and Merger Sub to extend, terminate and/or modify the Offer pursuant to the terms and conditions of the Merger Agreement or Applicable Law.  The failure by Parent, Merger Sub or any other Affiliate of Parent at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

Capitalized terms used in this Exhibit A but not defined herein shall have the meanings set forth in the Agreement to which it is attached, except that the term “Merger Agreement” shall be deemed to refer to the Agreement to which this Exhibit A is attached.

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